

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the Fiscal Year Ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission File Number

BROADVISION, INC.
(Exact name of registrant as specified in its charter)

Delaware	**94-3184303**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1700 Seaport Blvd, Suite 210 Redwood City, California	**94063**
(Address of principal executive offices)	(Zip code)

(650) 331-1000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $.0001 par value
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.
Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☑ No ☐

Indicate by check mark if the disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.
☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes ☐ No ☑

As of June 30, 2012, based on the closing sales price as quoted by the NASDAQ, 2,999,322 shares of Common Stock, having an aggregate market value of approximately $34,822,128 were held by non-affiliates. For purposes of the above statement only, all directors and executive officers of the registrant are assumed to be affiliates.

As of February 28, 2013, the registrant had 4,685,216 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Parts of the Proxy Statement for the registrant's Annual Meeting of Stockholders to be held in June 2013 are incorporated by reference into Part III of this Annual Report on Form 10-K.

BROADVISION, INC.
ANNUAL REPORT ON FORM 10-K
YEAR ENDED DECEMBER 31, 2012

TABLE OF CONTENTS

References in this prospectus to "we", "us" and "our" refer to BroadVision, Inc. and its subsidiaries. BroadVision, Clearvale, Interleaf and Interleaf Xtreme are our U.S. registered trademarks. Trademarks, service marks and trade names of other companies appearing in this report are the property of their respective holders.

CAUTIONARY STATEMENT PURSUANT TO THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Certain statements set forth or incorporated by reference in this Form 10-K constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by words such as "may", "will", "should", "expect", "intend", "plan", "anticipate", "believe", "estimate", "predict", "potential" or similar terms. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under "Risk Factors" and elsewhere in this document. These statements are only predictions based on our current expectations and projections about future events, and we cannot guarantee future results, levels of activity, performance or achievements.

We expressly disclaim any obligation to update or publicly release any revision to these forward-looking statements after the date of this Form 10-K.

Information regarding market and industry statistics contained in the "Business" section of this report is included based on information available to us that we believe is accurate. It is generally based on academic and other publications that are not produced for purposes of securities offerings or economic analysis.

PART I, ITEM 1 TABLE OF CONTENTS (BUSINESS SECTION)

PART I

ITEM 1. *BUSINESS*

Overview and Industry Background

Our Business

Since 1993, BroadVision has been a pioneer and consistent innovator of e-business solutions. We deliver a combination of technologies and services into the global market that enable customers of all sizes to power mission-critical web initiatives that ultimately deliver high-value to their bottom line. Our offering consists of a robust framework for personalization and self-service, modular applications and agile toolsets that customers use to create e-commerce, portal solutions, and enterprise social networks. As of December 31, 2012, we had licensed our products to approximately 400 companies.

Corporate Information

We were incorporated in Delaware in 1993 and have been a publicly traded corporation since 1996. From 2001 to date, our annual revenue has declined and as of December 31, 2012, we had an accumulated deficit of approximately $1.2 billion. The majority of our accumulated deficit to date has resulted from non-cash charges associated with our 2000 acquisition of Interleaf, Inc. and restructuring charges related to excess real estate lease obligations. There was an unusually large amount of trading activity and price movement in our stock in fiscal year 2012 and on March 6, 2012 the high price of our common stock reached a four year high of $56.46 per share. We are not aware of any corporate developments that we believe would explain this unusual activity.

The accompanying consolidated financial statements and related financial information contained herein for all periods presented have been retroactively restated to give effect to the stock split in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Our principal executive offices are located at 1700 Seaport Boulevard, Suite 210, Redwood City, CA 94063. Our telephone number is (650) 331-1000. Our website address is www.broadvision.com. We make available free of charge through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to these reports as soon as reasonably practicable after filing, by providing a hyperlink to the Securities and Exchange Commission's website (www.sec.gov) directly to our reports. The contents of our website are not incorporated by reference into this report.

Industry Background

E-business has become an integral part of work life and organizations are looking for ways to reduce costs, improve productivity and increase revenues by moving their business online. By providing a way for enterprises to quickly assemble and deploy web-based solutions that tap into their resources, organizations can dramatically reduce the cost and improve the quality of interactions between employees, customers and business partners. A significant number of industry analysts have highlighted the ways in which organizations can reduce costs and improve customer satisfaction by implementing a self-service model, including online shopping, call center operations, and customer communities. In addition to accelerating the response time for the consumer, e-business applications also enable organizations to collect valuable market research data about their customers.

Building on the solid foundation of Broadvision's personalization and transaction management capabilities, Broadvision has introduced the Clearvale family of Enterprise Social Networking solutions to include engagement of partners, suppliers and customers through mobile and social technologies in order to meet our customers' needs. Clearvale ESN was launched in late 2010.

Software Products

Our primary product offerings are software solutions. We also offer a toolkit, framework and library for extending our solutions. Our offerings have the following characteristics and advantages:

- *Track record* -- Experience from over 1,000 implementations and 19 years of experience.
- *Agility, extensibility and configurability* -- Integrated tools for rapidly creating e-business applications with modular out-of-the-box capabilities and custom development.
- *Scalability* -- Advanced load balancing and multi-layered caching for high concurrent users and transactions.
- *Personalization* -- Session and event-based observations for dynamic and targeted navigation.
- *Secure transaction processing* -- A wide range of commercial functions including order processing, discount, incentive, tax computation, shipping and handling charges, payment processing and order tracking.
- *Multi-platform* -- Support for major operating systems (Linux, Solaris, Windows, HP-UX, and AIX), application servers (WebLogic, WebSphere and JBoss) and databases (Oracle, Sybase, IBM, mySQL and SQL Server).

- *Low total cost of ownership* -- Support for open source platforms in additional to commercial platforms.
- *Cloud* -- Hosted SaaS (Software-as-a-Service) with our Clearvale products for allowing customers to access enterprise-quality software without traditional IT overhead.

Solutions

1. **Business Agility Suite** is a portal that provides personalized views of information and processes from diverse internal, external and legacy sources. It supports collaboration both inside and outside the enterprise. It manages web content throughout its lifecycle: creation, review, approval, version control, deployment, distribution and audit trail.
2. **Commerce Agility Suite** is our e-commerce system for transacting business on the web, from lead generation, navigation, category management, incentive, shopping cart, order execution, to customer care. It supports both Business-to-Business (B2B) and Business-to-Consumer (B2C) commerce. Additionally, it has the full capabilities of our Business Agility Suite.
3. **Clearvale** is our enterprise social network solution, aimed at revolutionizing enterprise knowledge flows. Beyond individual social networks, it organizes multiple social networks into ecosystems, and manages them coherently. It has three variations. *Clearvale Express* is free, for entry-level capabilities; *Clearvale Enterprise* is for full capabilities. We operate these two variations as SaaS over Cloud. The third variation, *Clearvale PaasPort* is a platform for partners who want to resell our enterprise social network solution.
4. **Clear** formerly named CHRM, is a collaborative human resources management system. It is a Portal-based human resources management system solution developed by our subsidiary BroadVision OnDemand, headquartered in Beijing, China, using our Kukini toolkit and Kona framework. It facilitates collaboration by members of a customer's organization in each phase of the HR management life cycle.
5. **QuickSilver** is a high-end publishing system for large and complex documents. Some typical uses are aircraft manuals, weapon system manuals and massive customizable insurance policies. It supports multiple output formats, such as HTML, PDF and Postscript. It also includes a complete XML authoring environment.

Developer Toolkit: Kukini

Kukini is a visual workbench for designing, implementing and deploying e-business applications rapidly. It facilitates effective collaboration of people with different skills. Its resulting applications run with a customer's J2EE application environment of choice, and leverage our Kona framework and services library.

Framework: Kona

Kona is the common J2EE-based infrastructure underlying our Business Agility Suite, Commerce Agility Suite and Clear solutions. It provides a standard-based and portable environment across many operating systems, application servers and databases. It comes with rich APIs, schemas and utilities needed for building scalable and robust e-business applications. It allows modular services to be easily added and configured, for extension and integration with other systems. We often refer to Kukini and Kona together as *K2*.

Library of Services

These services are modular building blocks that extend the capabilities of our Kona framework. Some of the services are pre-packaged into our Business Agility Suite, Commerce Agility Suite and Clear.

a. *Portal Services* for organizing and presenting information with navigation hierarchy, content categorization, personalization, and plugable portlets for integration.
b. *Commerce Services* for transacting business on the web with catalog management, pricing, shopping cart, checkout and order management capabilities.
c. *Process Services* for transforming people-intensive processes and collaborations into web-based self-service applications rapidly.
d. *Content Services* for managing web content throughout its lifecycle: creation, review, approval, version control, deployment, distribution and audit trail.
e. *Staging Services* for moving content from multiple development environments to production environment.
f. *eMerchandising* for creating, managing, implementing, tracking and analyzing sophisticated sales discounts and incentives. It can be used with BroadVision or non-BroadVision e-commerce websites.
g. *Search* for full-text and field searching of online content and referenced external files with relevance ranking. It also supports query searches using a broad spectrum of search operators.

Services

We provide a full spectrum of global services to contribute to the success of our customers, including business consulting services, implementation services related to our software and related software, migration and performance tuning services and ongoing training and technical support.

Education Services

Coursework is available for Content Managers, Technical Developers and System Administrators through BroadVision Education Services. Customers and partners can arrange for on-site programs, which keep employees at the office, or take advantage of public courses at BroadVision locations.

Support and Maintenance Services

We offer a tiered support and maintenance program to better serve the needs of our global customer base. Standard Support provides technical assistance during regular business hours; Enterprise Support is designed for customers with mission-critical environments, providing customers with access to support experts 24 hours a day, 7 days a week; and Personalized Support assigns a specific individual to a customer along with other customer specified support services, including on-site support engineers. We have technical support centers in North America, Europe and Asia. Under our standard maintenance agreement, we provide telephone support and upgrade rights to new releases, including patch releases (as necessary) and product enhancements (when and if available).

Customers

As of December 31, 2012, we had licensed our products to approximately 400 companies. For the year ended December 31, 2012 and 2011, no customer accounted for more than 10% of our total revenues. On December 31, 2012, two customers in the medical industry and online mobile service industry, respectively, accounted for more than 10% of our accounts receivable balance. On December 31, 2011, two customers in the retail industry and online mobile service industry accounted for more than 10% of our accounts receivable balance. We do not believe that the loss of any single customer would have a material adverse effect on our business or results of operations.

Sales and Marketing

We market our products primarily through a direct sales organization with operations in North America, Europe and Asia/Pacific. On December 31, 2012, our direct sales organization included 22 sales representatives, managers and sales support personnel.

We have sales offices located throughout the world to support the sales and marketing of our products. In support of the Americas organizations, offices located in the United States are in California and Massachusetts. Offices for our Europe region are located in France, and Italy. Our sales and marketing offices in the Asia Pacific/Japan/India region are located in India, China, Taiwan, and Japan.

We derive a significant portion of our revenue from our operations outside North America. In the twelve months ended December 31, 2012, approximately 58% of our revenues were derived from international sales. In the twelve months ended December 31, 2011, approximately 60% of our revenue was derived from international sales. If we are unable to manage or grow our existing international operations, we may not generate sufficient revenue required to establish and maintain these operations, which could slow our overall growth and impair our operating margins.

Initial sales activities typically involve discussion and review of the potential business value associated with the implementation of a BroadVision solution, a demonstration of our applications capabilities online or at the prospect's site, followed by one or more detailed technical reviews. The sales process usually involves collaboration with the prospective customer in order to specify the scope of the solution. Our Global Services Organization helps customers to customize, develop and deploy their e-business solutions.

As of December 31, 2012, 7 employees were engaged in a variety of marketing activities, including product planning, marketing material development, public relations, identifying potential customers, establishing and maintaining close relationships with recognized industry analysts and maintaining our website.

Alliances

We recognize that today's organizations require an open, partner-based approach to e-business. Accordingly, we have assembled a global team of partners with the skills, services and value-added products necessary to develop, market, sell and deliver competitive e-business solutions.

Clearvale Reseller Partners

In late 2010 we introduced Clearvale PaasPort, a channel program that enables partners to resell, customize and add value to our Clearvale Enterprise Social Networking solutions.

Consulting Partners

Our systems integration and consulting services partners deliver strategic business solutions to our global customers. These partners offer deployment experience, strong vertical market expertise, and process-based solutions. We structure our contractual arrangements with these consulting partners to motivate them to develop an expertise in our technology and sell our products and services to potential customers, thus enabling us to extend the reach of our products and services.

Technology/OEM Partners

Our technology partners include Value-Added Resellers (VAR) and Independent Software Vendors (ISV) who build and deploy BroadVision-based vertical and horizontal software solutions. Revenue generated from technology/OEM partners in recent years has not been significant.

Competition

If we fail to compete successfully with current or future competitors, we may lose market share. The market for e-business is intensely competitive. Our customers' requirements and the technology available to satisfy those requirements will continually change. We expect competition in this market to intensify. Our primary competition currently includes:

- in-house development efforts by prospective customers or partners;
- other vendors of application software or application development platforms and tools directed at interactive commerce and portal applications, such as EscalateRetail, IBM Corporation, Microsoft, Oracle and SAP.
- other vendors of enterprise social networking platforms or solutions, such as Microsoft's SharePoint, Jive Software, blueKiwi and Salesforce Chatter.
- web content developers that develop custom software or integrate other application software into custom solutions.

The principal competitive factors affecting the market for our products are:

- depth and breadth of functionality offered;
- availability of knowledgeable developers;
- time required for application deployment;
- reliance on industry standards;
- product reliability;
- proven track record;
- scalability;
- maintainability;
- product quality;
- price; and
- technical support.

Compared to us, many of these competitors and other current and future competitors have longer operating histories and significantly greater financial, technical, sales, marketing and other resources. As a result, they may be able to respond more quickly to new or changing opportunities, technologies and customer requirements. Many of these companies can use their greater name recognition and more extensive customer base to gain market share. Competitors may be able to undertake more extensive promotional activities, adopt more aggressive pricing policies and offer more attractive terms to purchasers. Current and potential competitors may bundle their products to discourage users from purchasing our products. In addition, competitors have established or may establish cooperative relationships among themselves or with third parties to enhance their products. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Competitive pressures may make it difficult for us to acquire and retain customers.

Intellectual Property and Other Proprietary Rights

Our success and ability to compete are dependent to a significant degree on our proprietary technology. We hold a U.S. patent, issued in January 1998 and expiring in August 2015, on elements of the BroadVision One-To-One Enterprise product, which covers e-commerce operations common in today's web business. We also hold a U.S. patent, issued in November 1996 and expiring in February 2014, acquired as part of the Interleaf acquisition, on the elements of the extensible electronic document processing system for creating new classes of active documents. The patent on active documents (associating procedures to elements of an electronic document) is fundamental and hard to avoid by some modern document processing systems. Although we hold these patents, they may not provide an adequate level of intellectual property protection. In addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. We cannot guarantee that infringement or other claims will not be asserted or prosecuted against us in the future, whether resulting from our intellectual property or licenses from third parties. Claims or litigation, whether successful or unsuccessful, could result in substantial costs and diversions of resources, either of which could harm our business.

We also rely on copyright, trademark, service mark, trade secret laws and contractual restrictions to protect our proprietary rights in products and services. We have registered "BroadVision", "Clearvale", "Interleaf" and "Interleaf Xtreme" as trademarks in the United States and in other countries. It is possible that our competitors or other companies will adopt product names similar to these trademarks, impeding our ability to build brand identity and possibly confusing customers.

As a matter of our company policy, we enter into confidentiality and assignment agreements with our employees, consultants and vendors. We also control access to and distribution of our software, documents and other proprietary information. Notwithstanding these precautions, it may be possible for an unauthorized third party to copy or otherwise obtain and use our software or other proprietary information or to develop similar software independently. Policing unauthorized use of our products will be difficult, particularly because the global nature of the Internet makes it difficult to control the ultimate destination or security of software and other transmitted data. The laws of other countries may afford us little or no effective protection of our intellectual property.

Research and Development

As of December 31, 2012, we had 87 employees dedicated to research and development. Our research and development expenses consist primarily of salaries, employee-related benefit costs and consulting fees incurred in association with the development of our products. Research and development expenses are expensed as incurred. Our future success depends, in part, upon our ability to develop new products and new versions of our products with new and expanded features. We believe that continued investment in our technology is important for our future growth, and as a result, we expect to incur material research and development expenses for the foreseeable future.

Research and development expenses were $6.4 million for the year ended December 31, 2012 and $6.3 million for the year ended December 31, 2011.

Employees

As of December 31, 2012, we employed a total of 175 full-time employees, of whom 71 are based in North America, 20 in Europe and 84 in Asia. Of these full-time employees, 29 are in sales and marketing, 87 are in product development, 30 are in global services and client support, and 29 are in operations, administration and finance.

We believe that our future success depends on attracting and retaining highly skilled personnel. We may be unable to attract and retain high-caliber employees. Our employees are not represented by any collective bargaining unit. We have never experienced a work stoppage and consider our employee relations to be good.

Executive Officers

Our executive officers and their ages and positions as of December 31, 2012 are in the table below.

Name	Age	Position
Pehong Chen	55	Chairman, President and Chief Executive Officer
Shin-Yuan Tzou	55	Chief Financial Officer

Pehong Chen has served as our Chairman of the Board, Chief Executive Officer and President since our incorporation in May 1993. From 1992 to 1993, Dr. Chen served as the Vice President of Multimedia Technology at Sybase, a supplier of client-server software products. Dr. Chen founded and, from 1989 to 1992, served as President of Gain Technology, a provider of multimedia applications development systems, which was acquired by Sybase. He received a B.S. in Computer Science from National Taiwan University, an M.S. in Computer Science from Indiana University and a Ph.D. in Computer Science from the University of California at Berkeley.

Shin-Yuan Tzou was appointed our Chief Financial Officer in January 2008. Most recently, Dr. Tzou served as our Chief of Staff, responsible for our Sarbanes-Oxley compliance taskforce, successfully streamlining all back-office business processes worldwide across finance, legal, HR, IT, etc. He has also served as the Regional General Manager for the Asia-Pacific-Japan region, heading both Sales and BroadVision Professional Services organizations. Dr. Tzou has been with us since 1995, won "Most Valuable Player" award in 1997, and has contributed to the design and development of every version of our self-service suite as our Chief Technology Officer. Prior to BroadVision, Dr. Tzou worked for IBM and Silicon Graphics. He earned his Ph.D. in Computer Science from University of California at Berkeley.

ITEM 1A. *RISK FACTORS*

The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business could be harmed. In that event, the trading price of our common stock could decline.

Our business currently depends on revenue related to BroadVision e-business solutions, and if the market does not increasingly accept these products and related products and services, our revenue may continue to decline.

We generate our revenue from licenses of BroadVision e-business solutions, including process, commerce, portal and content management and related products and services. We expect that these products, and future upgraded versions, will continue to account for a large portion of our revenue in the foreseeable future. Our future financial performance will depend on increasing acceptance of our current products and on the successful development, introduction and customer acceptance of new and enhanced versions of our products. If new and future versions and updates of our products and services do not gain market acceptance when released commercially, or if we fail to deliver the product enhancements and complementary third party products that customers want, demand for our products and services, and our revenue, may decline. Our future financial performance will also depend on our ability to retain our installed base. When existing customers move away from us, often due to budget or competition, we lose recurring maintenance revenue and future up-sell opportunities.

We have recently introduced new products, services and technologies and our business will be harmed if we are not successful in selling these offerings to our existing customers and new customers.

We initially released *Clearvale* in 2009 and have recently integrated *Clearvale's* social and mobile capabilities into *BroadVision 9*, a new solution we announced at the beginning of 2013. We have been actively enhancing *Clearvale* and adding editions such as *Clearvale Enterprise*, *Clearvale PaasPort* and *Clearvale Express*. We have spent significant resources in developing these offerings and training our employees to implement and support the offerings, and we plan to add additional sales and marketing resources to support these new products, services and technologies. To date our Clearvale and *BroadVision 9* offerings have not generated significant revenues. We do not yet know whether any of these new offerings will appeal to existing and potential new customers, and if so, whether sales of these new offerings will be sufficient for us to offset the costs of development, implementation, support, operation and marketing. Although we have performed extensive testing of our new products and technologies, their broad-based implementation may require more support than we anticipate, which would further increase our expenses. If sales of our new products, services and technologies are lower than we expect, or if we must lower our prices or delay implementation to fix unforeseen problems and develop modifications, our operating margins are likely to decrease and we may not be able to operate profitably.

We have recently introduced Cloud-based offerings. Our business will be harmed and our growth potential will be limited, if we are unable to provide reliable, scalable, and cost-efficient Cloud hosting operation.

Traditionally, BroadVision has offered perpetual software licenses, with customers responsible for the IT equipment needed for running BroadVision software. The new Clear and Clearvale products, on the other hand, include Cloud-based offerings, where BroadVision provides hosted IT equipment and operation for subscribing customers. The Cloud model is also known as Software-as-a-Service, or SaaS. BroadVision has limited prior experience in operating Cloud hosting. We may be unable to timely provide adequate computing capacity to keep up with business growth and performance requirements. Our hosted operation may fail due to hardware problems, software problems, power problems, network problems, scalability problems, human errors, hacker attacks, disasters, third-party data center problems and other reasons. The failures may cause us to compromise security, lose customer data or identity, endure prolonged downtime, etc., all of which will harm our business and limit our growth. BroadVision has limited prior experience in estimating the costs of Cloud hosting. If we underestimate the costs or under-charge customers, we may not have adequate margins to sustain the Cloud hosting operation. Clearvale allows customers to use basic functions for free, a business practice gaining popularity in our industry. If we do not have enough customers upgrading to for-fee premium packages, we may be unable to sustain our Cloud hosting operation economically.

Current and potential competitors could make it difficult for us to acquire and retain customers now and in the future.

The market for our products is intensely competitive. We expect competition in this market to persist and increase in the future. If we fail to compete successfully with current or future competitors, we may be unable to attract and retain customers. Increased competition could also result in price reductions for our products and lower profit margins and reduced market share, any of which could harm our business, results of operations and financial condition.

Many of our competitors have significantly greater financial, technical, marketing and other resources, greater name recognition, a broader range of products and a larger installed customer base, any of which could provide them with a significant competitive advantage. In addition, new competitors, or alliances among existing and future competitors, may emerge and rapidly gain significant market share. Some of our competitors, particularly established software vendors, may also be able to provide customers with products and services comparable to ours at lower or at aggressively reduced prices in an effort to increase market share or as part of a broader software package they are selling to a customer. We may be unable to match competitor's prices or price reductions, and we may fail to win customers that choose to purchase an information technology solution as part of a broader software and services package. As a result, we may be unable to compete successfully with current or new competitors.

If we are unable to keep pace with the rapid technological changes in online commerce, portal, social networking and enterprise software, our products and services may fail to be competitive.

Our products and services may fail to be competitive if we do not maintain or exceed the pace of technological developments in Internet commerce, portal, social networking and enterprise software. Failure to be competitive could cause our revenue to decline. The information services, software and communications industries are characterized by rapid technological change, changes in customer requirements, frequent new product and service introductions and enhancements and evolving industry standards and practices. The introduction of products and services embodying new technologies and the emergence of new industry standards and practices can render existing products and services obsolete. Our future success will depend, in part, on our ability to:

- develop leading technologies;
- enhance our existing products and services;
- develop new products and services that address the increasingly sophisticated and varied needs of our prospective customers and;
- respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis.

We have a history of losses and our future profitability on a quarterly or annual basis is uncertain, which could have a harmful effect on our business and the value of BroadVision common stock.

Our quarterly operating results have fluctuated in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control. As of December 31, 2012, we had an accumulated deficit of approximately $1.2 billion.

Given our planned operating and capital expenditures, for the foreseeable future we expect our results of operations to fluctuate, and during this period we may incur losses and/or negative cash flows. If our revenue does not increase or if we fail to maintain our expenses at an amount less than our projected revenue, we will not be able to achieve or sustain operating profitability on a consistent basis. We are continuing our efforts to reduce and control our expense structure. We believe strict cost containment and expense reductions are essential to achieving positive cash flow and profitability. A number of factors could preclude us from successfully bringing costs and expenses in line with our revenues, including increased investments in new products, unplanned uses of cash, the inability to accurately forecast business activities and further deterioration of our revenues. If we are not able to effectively reduce our costs and achieve an expense structure commensurate with our business activities and revenues, we may have inadequate levels of cash for operations or for capital requirements, which could significantly harm our ability to operate our business.

Our failure to operate profitably or control negative cash flows on a quarterly or annual basis could harm our business and the value of BroadVision common stock. If the negative cash flow continues, our liquidity and ability to operate our business would be severely and adversely impacted. Additionally, our ability to raise financial capital may be hindered due to our operational losses and negative cash flows, reducing our operating flexibility.

Our quarterly operating results are volatile and difficult to predict, and our stock price may decline if we fail to meet the expectations of securities analysts or investors.

Historically our quarterly operating results have varied significantly from quarter to quarter and are likely to continue to vary significantly in the future. If our revenues, operating results, earnings or projections are below the levels expected by securities analysts or investors, our stock price is likely to decline.

We are likely to continue to experience significant fluctuations in our future results of operations due to a variety of factors, some of which are outside of our control, including:

- introduction of products and services and enhancements by us and our competitors;
- competitive factors that affect our pricing;
- market acceptance of new products;
- the mix of products sold by us;
- the timing of receipt, fulfillment and recognition as revenue of significant orders;
- changes in our pricing policies or our competitors;
- changes in our sales incentive plans;
- the budgeting cycles of our customers;

customer order deferrals in anticipation of new products or enhancements by our competitors or us or because of macro-
- economic conditions;

nonrenewal of our maintenance agreements, which generally automatically renew for one-year terms unless earlier

- terminated by either party upon 90-days notice;
- product life cycles;
- changes in strategy;
- seasonal trends;
- the mix of distribution channels through which our products are sold;
- the mix of international and domestic sales;
- the rate at which new sales people become productive;
- changes in the level of operating expenses to support projected growth;
- increase in the amount of third party products and services that we use in our products or resell with royalties attached;
  fluctuations in the recorded value of outstanding common stock warrants that will be based upon changes to the
- underlying market value of BroadVision common stock; and
- costs associated with litigation, regulatory compliance and other corporate events such as operational reorganizations.

As a result of these factors, we believe that quarter-to-quarter comparisons of our revenue and operating results are not necessarily meaningful, and that these comparisons are not accurate indicators of future performance. Because our staffing and operating expenses are based on anticipated revenue levels, and because a high percentage of our costs are fixed, small variations in the timing of the recognition of specific revenue could cause significant variations in operating results from quarter to quarter. If we were unable to adjust spending in a timely manner to compensate for any revenue shortfall, any significant revenue shortfall would likely have an immediate negative effect on our operating results. If our operating results in one or more future quarters fail to meet the expectations of securities analysts or investors, we would expect to experience an immediate and significant decline in the trading price of our stock.

Our sales and product implementation cycles are lengthy and subject to delay, which make it difficult to predict our quarterly results.

Our sales and product implementation cycles generally span months. Delays in customer orders or product implementations, which are difficult to predict, can affect the timing of revenue recognition and adversely affect our quarterly operating results. Licensing our products is often an enterprise-wide decision by prospective customers. The importance of this decision requires that we engage in a lengthy sales cycle with prospective customers. A successful sales cycle may last up to nine months or longer. Our sales cycle is also affected by a number of other factors, some of which we have little or no control over, including the volatility of the overall software market, the business condition and purchasing cycle of each prospective customer, and the performance of our technology partners, systems integrators and resellers. The implementation of our products can also be time and resource intensive, and subject to unexpected delays. Delays in either product sales or implementations could cause our operating results to vary significantly from quarter to quarter.

Because a significant portion of our sales activity occurs at the end of each fiscal quarter, delays in a relatively small number of license transactions could adversely affect our quarterly operating results.

A significant proportion of our sales are concentrated in the last month of each fiscal quarter. Gross margins are high for our license transactions. Customers and prospective customers may use these conditions in an attempt to obtain more favorable terms. While we endeavor to avoid making concessions that could result in lower margins, the negotiations often result in delays in closing license transactions. Small delays in a relatively small number of license transactions could have a significant impact on our reported operating results for that quarter.

We have substantially modified our business and operations and will need to manage and support these changes effectively in order for our business plan to succeed.

We have substantially expanded and subsequently contracted our business and operations since our inception in 1993. We grew from 652 employees at the end of 1999 to 2,412 employees at the end of 2000 and then reduced our numbers to 165 at the end of 2011. On December 31, 2012, we had 175 employees. As a consequence of our employee base growing and then contracting so rapidly, we entered into significant contracts for facilities space for which we ultimately determined we did not have a future use. We announced during the third and fourth quarters of 2004 that we had agreed with the landlords of various facilities to renegotiate future lease commitments, extinguishing a total of approximately $155 million of future obligations. The management of the expansion and later reduction of our operations has taken a considerable amount of our management's attention during the past several years. As we manage our business to introduce and support new products, we will need to continue to monitor our workforce and make appropriate changes as necessary. If we are unable to support past changes and implement future changes effectively, we may have to divert additional resources away from executing our business plan and toward internal administration. If our expenses significantly outpace our revenues, we may have to make additional changes to our management systems and our business plan may not succeed.

We may face liquidity challenges and need additional financing in the future.

We currently expect to be able to fund our working capital requirements from our existing cash and cash equivalents and short-term investments through at least December 31, 2013. However, we could experience unforeseen circumstances, such as an economic downturn, difficulties in retaining customers and/or key employees, or other factors that could increase our use of available cash and require us to seek additional financing. We may find it necessary to obtain additional equity or debt financing due to the factors listed above or in order to support a more rapid expansion, develop new or enhanced products or services, respond to competitive pressures, acquire complementary businesses or technologies or respond to unanticipated requirements.

We may seek to raise additional funds through private or public sales of securities, strategic relationships, bank debt, financing under leasing arrangements or otherwise. If additional funds are raised through the issuance of equity securities, the percentage ownership of our stockholders will be reduced, stockholders may experience additional dilution or any equity securities we sell may have rights, preferences or privileges senior to those of the holders of our common stock. We expect that obtaining additional financing on acceptable terms would be difficult, at best. If adequate funds are not available or are not available on acceptable terms, we may be unable to pay our debts as they become due, develop our products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, which could have a material adverse effect on our business, financial condition and future operating results.

If we are unable to maintain our disclosure controls and procedures, including our internal control over financial reporting, our ability to report our financial results on a timely and accurate basis may be adversely affected.

We have evaluated our "disclosure controls and procedures" as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended. Effective controls are necessary for us to provide reliable financial reports and effectively prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our operating results could be harmed.

Maintaining sufficient expertise and historical institutional knowledge in our accounting and finance organization is dependent upon retaining existing employees and filling any open positions with experienced personnel in a timely fashion. The market for skilled accounting and finance personnel is competitive and we may have continued difficulty in retaining our staff because the region in which we compete consists of many established companies that can offer more lucrative compensation packages. Our inability to staff the department with competent personnel with sufficient training will affect our internal controls over financial reporting to the extent that we may not be able to prevent or detect material misstatements.

We are dependent on direct sales personnel and third-party distribution channels to achieve revenue growth.

To date, we have sold our products primarily through our direct sales force. Our ability to achieve significant revenue growth in the future largely will depend on our success in recruiting, training and retaining sufficient direct sales personnel and establishing and maintaining relationships with distributors, resellers and systems integrators. Our products and services require a sophisticated sales effort targeted at the senior management of our prospective customers. New hires as well as employees of our distributors, resellers and systems integrators require training and may take a significant amount of time before achieving full productivity. Our recent hires may not become as productive as necessary, and we may be unable to hire and retain sufficient numbers of qualified individuals in the future. We have entered into strategic alliance agreements with partners, under which partners have agreed to resell and support our current BroadVision product suite. These contracts are generally terminable by either party upon 30 days' notice of an uncured material breach or for convenience upon 90 days' notice prior to the end of any annual term. Termination of any of these alliances could harm our expected revenues. We may be unable to expand our other distribution channels, and any expansion may not result in revenue increases. If we fail to maintain and expand our direct sales force or other distribution channels, our revenues may not grow or they may decline. Revenue generated from third-party distributors in recent years has not been significant.

Failure to maintain relationships with third-party systems integrators could harm our ability to achieve our business plan.

Our relationships with third-party systems integrators who deploy our products have been a key factor in our overall business strategy, particularly because many of our current and prospective customers rely on integrators to develop, deploy and manage their online marketplaces. Our efforts to manage our relationships with systems integrators may not succeed, which could harm our ability to achieve our business plan due to a variety of factors, including:

- Systems integrators may not view their relationships with us as valuable to their own businesses. The related arrangements typically may be terminated by either party with limited notice and in some cases are not covered by a formal agreement.
- Under our business model, we often rely on our system integrators' employees to perform implementations. If we fail to work together effectively, or if these parties perform poorly, our reputation may be harmed and deployment of our products may be delayed or inadequate.
- Systems integrators may attempt to market their own products and services rather than ours.
- Our competitors may have stronger relationships with our systems integrators than us and, as a result, these integrators may recommend a competitor's products and services over ours.
- If we lose our relationships with our systems integrators, we will not have the personnel necessary to deploy our products effectively, and we will need to commit significant additional sales and marketing resources in an effort to reach the markets and customers served by these parties.

We may be unable to manage or grow our international operations and assets, which could impair our overall growth or financial position.

We derive a significant portion of our revenue from our operations outside North America. In the year ended December 31, 2012, approximately 58% of our revenue was derived from international sales. If we are unable to manage or grow our existing international operations, we may not generate sufficient revenue required to establish and maintain these operations, which could slow our overall growth and impair our operating margins.

As we rely materially on our operations outside of North America, we are subject to significant risks of doing business internationally, including:

- difficulties in staffing and managing foreign operations and safeguarding foreign assets;
- unexpected changes in regulatory requirements;
- export controls relating to encryption technology and other export restrictions;
- tariffs and other trade barriers;
- political and economic instability;
- fluctuations in currency exchange rates;
- reduced protection for intellectual property rights in some countries;
- cultural barriers;
- seasonal reductions in business activity during the summer months in Europe and certain other parts of the world; and
- potentially adverse tax consequences.

Our international sales growth could be limited if we are unable to establish additional foreign operations, expand international sales channel management and support, hire additional personnel, customize products for local markets and develop relationships with international service providers, distributors and system integrators. Even if we are able to successfully expand our international operations, we may not succeed in maintaining or expanding international market demand for our products.

Our success and competitive position will depend on our ability to protect our proprietary technology.

Our success and ability to compete are dependent to a significant degree on our proprietary technology. We hold a U.S. patent, issued in January 1998, on elements of the BroadVision platform, which covers electronic commerce operations common in today's web business. We also hold a U.S. patent, issued in November 1996, acquired as part of the Interleaf acquisition on the elements of the extensible electronic document processing system for creating new classes of active documents. Although we hold these patents, they may not provide an adequate level of intellectual property protection. In addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others. Third parties have claimed and may claim in the future that we have infringed their patent, trademark, copyright or other proprietary rights. Claims may be made for indemnification resulting from allegations of infringement. Intellectual property infringement claims may be asserted against us as a result of the use by third parties of our products. Claims or litigation, with or without merit, could result in substantial costs and diversions of resources, either of which could harm our business.

We also rely on copyright, trademark, service mark, trade secret laws and contractual restrictions to protect our proprietary rights in products and services. We have registered "BroadVision", "Clearvale", "Interleaf" and "Interleaf Xtreme" as trademarks in the United States and in other countries. It is possible that our competitors or other companies will adopt product names similar to these trademarks, impeding our ability to build brand identity and possibly confusing customers.

As a matter of our company policy, we enter into confidentiality and assignment agreements with our employees, consultants and vendors. We also control access to and distribution of our software, documents and other proprietary information. Notwithstanding these precautions, it may be possible for an unauthorized third party to copy or otherwise obtain and use our software or other proprietary information or to develop similar software independently. Policing unauthorized use of our products will be difficult, particularly because the global nature of the Internet makes it difficult to control the ultimate destination or security of software and other transmitted data. The laws of other countries may afford us little or no effective protection of our intellectual property.

A breach of the encryption technology that we use could expose us to liability and harm our reputation, causing a loss of customers.

If any breach of the security technology embedded in our products or hosted Cloud operation were to occur, we would be exposed to liability and our reputation could be harmed, which could cause us to lose customers. A significant barrier to online commerce, portal, social networking and enterprise software the secure exchange of valuable and confidential information over public networks. We rely on encryption and authentication technology, such as Open SSL, public key cryptography, encryption algorithms RC2 and MD5, digital certificates and HTTPS, to provide the security and authentication necessary to affect the secure exchange of confidential information. Advances in computer capabilities, new discoveries in the field of cryptography, new hacking methods, security holes in 3rd-party components (such as operating system bugs) or other events or developments could cause a breach of the above measures that we use to protect customer data and identity.

The loss or malfunction of technology from third parties could delay the introduction of our products and services.

We rely in part on technology that we license from third parties or we obtain from open sources, including relational database management systems from Oracle, Microsoft and MySQL; object request broker software from IONA Technologies PLC; J2EE from Oracle and JBoss; and others. The loss or malfunction of any third-party technology could harm our business. We integrate or sublicense third-party technology with internally developed software to perform key functions. For example, our products and services incorporate data encryption and authentication technology from Open SSL. Third-party technology might not continue to be available to us on commercially reasonable terms, or at all. Moreover, third-party technology may contain defects that we cannot control. Problems with third-party technology could cause delays in introducing our products or services until equivalent technology, if available, is identified, licensed or obtained, and integrated. Delays in introducing our products and services could adversely affect our results of operations.

Our officers, key employees and highly skilled technical and managerial personnel are critical to our business, and they may not remain with us in the future.

Our performance substantially depends on the performance of our officers and key employees. We also rely on our ability to retain and motivate qualified personnel, especially our management and highly skilled development teams. The loss of the services of any of our officers or key employees, particularly our founder and Chief Executive Officer, Dr. Pehong Chen, could cause us to incur increased operating expenses and divert senior management resources in searching for replacements. The loss of their services also could harm our reputation if our customers were to become concerned about our future operations. We do not carry "key person" life insurance policies on any of our employees. Our future success also depends on our continuing ability to identify, hire, train and retain other highly qualified technical and managerial personnel. Competition for these personnel is intense, especially in the Internet industry. We have in the past experienced, and may continue to experience, difficulty in hiring and retaining sufficient numbers of highly skilled employees. The significant downturn in our business over the past several years has had and may continue to have a negative impact on our operations. We have restructured our operations by reducing our workforce and implementing other cost containment activities. These actions could lead to disruptions in our business, reduced employee morale and productivity, increased attrition, and problems with retaining existing and recruiting future employees.

Limitations on the online collection of profile information could impair the effectiveness of our products.

Online users' resistance to providing personal data, and laws and regulations prohibiting use of personal data gathered online without express consent or requiring businesses to notify their web site visitors of the possible dissemination of their personal data, could limit the effectiveness of our products. This in turn could adversely affect our sales and results of operations.

One of the principal features of our products is the ability to develop and maintain profiles of online users to assist business managers in determining the nature of the content to be provided to these online users. Typically, profile information is captured when consumers, business customers and employees visit a web site and volunteer information in response to survey questions concerning their backgrounds, interests and preferences. Profiles can be augmented over time through the subsequent collection of usage data. Although our products are designed to enable the development of applications that permit web site visitors to prevent the distribution of any of their personal data beyond that specific web site, privacy concerns may nevertheless cause visitors to resist providing the personal data necessary to support this profiling capability. The mere perception by prospective customers that substantial security and privacy concerns exist among online users, whether or not valid, may indirectly inhibit market acceptance of our products.

In addition, new laws and regulations could heighten privacy concerns by requiring businesses to notify web site users that the data captured from them while online may be used by marketing entities to direct product messages to them. We are subject to increasing regulation at the federal and state levels relating to online privacy and the use of personal user information. Several states have proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. In addition, the U.S. Federal Trade Commission, or FTC, has urged Congress to adopt legislation regarding the collection and use of personal identifying information obtained from individuals when accessing web sites. The FTC has settled several proceedings resulting in consent decrees in which Internet companies have been required to establish programs regarding the manner in which personal information is collected from users and provided to third parties. We could become a party to a similar enforcement proceeding. These regulatory and enforcement efforts could also harm our customers' ability to collect demographic and personal information from users, which could impair the effectiveness of our products. In addition, the European Union is in the process of proposing reforms to its existing data protection legal framework, which may result in a greater compliance burden for companies with customers in Europe.

We may not have adequate back-up systems, and natural or manmade disasters could damage our operations, reduce our revenue and lead to a loss of customers.

We do not have fully redundant systems for service at an alternate site. A disaster could severely harm our business because our service could be interrupted for an indeterminate length of time. Our operations depend upon our ability to maintain and protect our computer systems at our facility in Redwood City, California, which reside on or near known earthquake fault zones. Although these systems are designed to be fault tolerant, they are vulnerable to damage from fire, floods, earthquakes, power loss, acts of terrorism, telecommunications failures and similar events. In addition, our facilities in California could be subject to electrical blackouts if California faces another power shortage similar to that of 2001. We also have significantly reduced our workforce in a short period of time, which has placed different requirements on our systems and has caused us to lose personnel knowledgeable about our systems, both of which could make it more difficult to quickly resolve system disruptions. Disruptions in our internal business operations could harm our business by resulting in delays, disruption of our customers' business, loss of data, and loss of customer confidence.

We are subject to foreign currency exchange risk.

A total of 58% and 60% of our fiscal year 2012 and 2011 revenues, respectively, were derived from international operations. Our revenues outside the United States may be adversely affected by fluctuations in foreign currency exchange rates. In addition, a total of 33% of our cash and cash equivalents as well as investments are denominated in foreign currencies as of December 31, 2012. A discussion of the financial impact of exchange rate fluctuations and the ways and extent to which we may attempt to address any impact is contained in Management's Discussion of Financial Condition and Results of Operations. We do not engage in any hedging activities in order to manage any potential adverse financial impact resulting from unfavorable changes in foreign currency exchange rates. We cannot predict with any certainty changes in foreign currency exchange rates or the degree to which we can address these risks.

Risks related to BroadVision common stock

One stockholder beneficially owns a substantial portion of the outstanding BroadVision common stock, and as a result exerts substantial control over us.

As of December 31, 2012, Dr. Pehong Chen, our Chairman and Chief Executive Officer ("CEO"), beneficially owned approximately 1.6 million shares of our common stock, which represents approximately 35% of the outstanding common stock as of such date. As a result, Dr. Chen exerts substantial control over all matters coming to a vote of our stockholders, including with respect to:

- the composition of our board of directors and, through it, any determination with respect to our business direction and policies, including the appointment and removal of officers;
- any determinations with respect to mergers and other business combinations;
- our acquisition or disposition of assets;
- our financing activities; and
- the payment of dividends on our capital stock.

This control by Dr. Chen could depress the market price of our common stock or delay or prevent a change in control of BroadVision.

Our stock price has been highly volatile.

The trading price of BroadVision common stock has been highly volatile, especially since the beginning of fiscal year 2012. The trading price of BroadVision common stock ranged from $7.81 per share to $56.46 per share between January 1, 2011 and December 31, 2012. The trading price of our common stock in fiscal year 2012 ranged from $7.81 per share to $56.46 per share, which was a four year high trading price for our stock. Our stock price is subject to wide fluctuations in response to a variety of factors, including:

- quarterly variations in operating results;
- announcements of technological innovations;
- announcements of new software or services by us or our competitors;
- changes in financial estimates by securities analysts;
- low trading volume on the NASDAQ Global Market;
- general economic conditions; or
- other events or factors that are beyond our control.

In addition, the stock market has experienced significant price and volume fluctuations that have particularly affected the trading prices of equity securities of many technology companies. These fluctuations have often been unrelated or disproportionate to the operating performance of these companies. Any negative change in the public's perception of the prospects of Internet, enterprise social networking or electronic commerce companies could further depress our stock price regardless of our results. Other broad market fluctuations may decrease the trading price of BroadVision common stock. In the past, following declines in the market price of a company's securities, securities class action litigation, such as the class action lawsuits filed against us and certain of our officers and directors in early 2001, has often been instituted against that company. Litigation could result in substantial costs and a diversion of management's attention and resources.

ITEM 2. *PROPERTIES*

As of December 31, 2012, we leased approximately 34,600 square feet of office space, of which approximately 55% was in the United States. We occupied all of our leased office space as of December 31, 2012.

In September 2006, we decided not to exercise a $4.5 million buy-out option for a 50,000 square foot lease for 66 months from January 1, 2007 through June 30, 2012 at Pacific Shores Center in Redwood City, California. Our prior worldwide headquarters at Pacific Shores Center occupies approximately 27,000 square feet of office facilities used for research and development, technical support, sales, marketing, consulting, training and administration. Further details related to our restructuring charges and activities are provided in Note 7 – Restructuring in the Notes to our Consolidated Financial Statements.

Our additional leased domestic facilities include an office located in Waltham, MA, which is primarily used for sales, marketing and customer service activities. Leased facilities of significant size located outside of the United States and used primarily for sales, marketing, customer support and administrative functions include facilities located in Paris, France; Milan, Italy; Tokyo, Japan; Beijing, China; Taipei, Taiwan; and Bangalore, India.

We believe our facilities are suitable for their respective uses and are adequate to support our current and anticipated volume of business. We believe that suitable additional space will be available to accommodate any necessary or currently anticipated expansion of our operations.

ITEM 3. *LEGAL PROCEEDINGS*

We are subject from time to time to various legal actions and other claims arising in the ordinary course of business. We are not presently a party to any material legal proceedings.

ITEM 4. *MINE SAFETY DISCLOSURES*

Not applicable.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Until our delisting on March 8, 2006, our common stock had been quoted on the NASDAQ National Market. From March 8, 2006 to May 24, 2007, our common stock was quoted on the Pink Sheets®. From May 25, 2007 to October 24, 2008, our common stock was trading on the OTC Bulletin Board. Effective as of the open of trading on October 27, 2008, we effected a one-for-twenty-five reverse split of our common stock. Effective as of November 10, 2008, we have transferred the quotation of our common stock from the OTC Bulletin Board to the NASDAQ Global Market under the trading symbol "BVSN". The following table shows high and low sale prices per share of our common stock as reported on the NASDAQ Global Market:

	High	Low
Fiscal Year 2012		
First Quarter	$ 56.46	$ 10.50
Second Quarter	32.35	9.51
Third Quarter	11.96	7.81
Fourth Quarter	10.46	7.86
Fiscal Year 2011		
First Quarter	14.50	11.65
Second Quarter	14.50	11.52
Third Quarter	12.92	8.37
Fourth Quarter	11.68	7.82

As of February 28, 2013, there were 169 holders (not including beneficial holders of common stock held in street name) of record of BroadVision common stock. On March 14, 2013, the last sale price reported on the NASDAQ Global Market for BroadVision common stock was $9.85 per share. There was an unusually large amount of trading activity and price movement in our stock in fiscal year 2012 and on March 6, 2012 the high price of our common stock reached a four year high of $56.46 per share. We are not aware of any corporate developments that we believe would explain this unusual activity.

We have never declared or paid cash dividends on our common stock, and currently do not plan to pay any cash dividends in the foreseeable future.

Unregistered Sales of Equity Securities

None.

Issuer Purchases of Equity Securities

None.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

You should read this discussion and analysis in conjunction with our Consolidated Financial Statements and the related Notes appearing elsewhere in this report. In addition to the historical consolidated information, the following discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, which are subject to the "safe harbor" created by those sections. These forward-looking statements are generally identified by words such as "expect", "anticipate", "intend", "believe", "hope", "assume", "estimate", "plan", "will" and other similar words and expressions. These forward-looking statements involve risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in the forward-looking statements as a result of certain factors. Factors that could cause or contribute to differences include those discussed below and elsewhere in this Form 10-K, particularly in Item 1A, "Risk Factors." We undertake no obligation to publicly release any revisions to the forward-looking statements or to reflect events and circumstances after the date of this document.

Overview

Since 1993, BroadVision has been a pioneer and consistent innovator of e-business solutions. We deliver a combination of technologies and services into the global market that enable customers of all sizes to power mission-critical web initiatives that ultimately deliver high-value to their bottom line. Our offering consists of a robust framework for personalization and self-service, modular applications and agile toolsets that customers use to create e-commerce, portal solutions, and Enterprise Social Networks. As of December 31, 2012, we had licensed our products to approximately 400 companies.

Our objective is to further our position as a global supplier of enterprise social networking solutions through our new Clearvale products and to sustain our legacy Business Agility Suite, Commerce Agility Suite and QuickSilver solutions. This will require us to continue to build new functionality into our solutions that offer our customers a compelling value proposition to subscribe or license our solutions rather than design and build custom solutions.

We generate revenue from fees for licenses of our software products and related maintenance, consulting services and customer training. We generally charge fees for licenses of our software products based on (1) the number of persons registered to use the product; (2) the number of CPUs utilized by the machines on which the product is installed; or (3) usage of Cloud or SaaS (Software-as-a-Service), a software model in which vendors host software that customers access remotely. Payment terms are generally 30 days from the date the software products are delivered, the maintenance or subscription contracts are booked, or the consulting services are provided.

We generated net income in years 2006, 2007 and 2009; and net loss in years 2008, 2010, 2011 and 2012. Our ability to generate profits or positive cash flows in future periods remains uncertain.

Our operations in 2012 faced three challenges: continuing world-wide recession, maturity of our major revenue-generating legacy products, and ramping up of our new Clearvale Enterprise Social Network products. We continued to invest heavily in Clearvale, while also servicing our legacy base. Clearvale revenue grew from 2011 to 2012, but the increase was not enough to offset the continuing decline in legacy revenue, due to the currently small customer base of Clearvale. In mid-2012, we moved to our new headquarters, as our old office lease expired. The move resulted in the elimination of our excess real estate space that began when we reduced our workforce in 2004 and we no longer have any excess real estate worldwide.

We strive to anticipate changes in the demand for our services, and manage our costs appropriately. As part of our budgeting process, cross-functional management participates in the planning, reviewing and managing of our business plans. This process is intended to allow us to adjust our cost structures to changing market needs, competitive landscapes and economic factors.

Obligations to Related Parties

On November 14, 2008, BroadVision (Delaware) LLC, a Delaware limited liability company ("BVD"), which was then our wholly owned subsidiary, entered into a Share Purchase Agreement with CHRM LLC, a Delaware limited liability company, that is controlled by Dr. Pehong Chen, our CEO and largest stockholder. We and CHRM LLC then entered into an Amended and Restated Operating Agreement of BroadVision (Delaware) LLC dated as of November 14, 2008 (the "BVD Operating Agreement"). Under these agreements, CHRM LLC received, in exchange for the assignment of certain intellectual property rights, 20 Class B Shares of BVD, representing the right to receive 20% of any "net profit" from a "capital transaction" (as such terms are defined in the BVD Operating Agreement) of BroadVision (Barbados) Limited ("BVB"), an entity wholly owned by BVD. A "capital transaction" under that agreement is any merger or sale of substantially all of the assets of BVB as a result of which the members of BVB will no longer have an interest in BVB or the assets of BVB will be distributed to its members. BVB is the sole owner of BroadVision On Demand, a Chinese entity ("BVOD"). We have invested approximately $6.6 million in BVOD (directly and through BVD and BVB) to date and expect to continue to make additional investments in BVOD of approximately $400,000 per quarter for the foreseeable future.

RECENT ACCOUNTING PRONOUNCEMENTS

See Note 1 to the Consolidated Financial Statements for a full description of recent accounting pronouncements, including the expected dates of adoption and estimated effects on results of operations and financial condition, which is incorporated herein by reference.

Critical Accounting Policies, Judgments and Estimates

This management's discussion and analysis of our financial condition and results of operations is based upon our Consolidated Financial Statements, which have been prepared in accordance with U.S. GAAP. In preparing these financial statements, we are required to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to receivable reserves, stock-based compensation, investments, income taxes and restructuring, as well as contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe are reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates using different assumptions or conditions. We believe the following critical accounting policies reflect the more significant judgments and estimates used in the preparation of our Consolidated Financial Statements.

Revenue Recognition

Overview

Our revenue consists of fees for licenses of our software products, maintenance, consulting services and training.

Our revenue recognition policies comply with Accounting Standards Codification ASC 985-605, *Software: Revenue Recognition*, and Staff Accounting Bulletin SAB 104, *Revenue Recognition*. In October 2009, the FASB amended the accounting standards in Accounting Standards Update ("ASU") 2009-13 (an update to ASC 605-25) ("ASU 2009-13") for certain multiple deliverable revenue arrangements to: 1) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and how the consideration should be allocated; 2) require an entity to allocate revenue in an arrangement using best estimated selling price ("BESP") of deliverables if a vendor does not have VSOE of selling price or third-party evidence ("TPE") of selling price; and 3) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method. We adopted ASU 2009-13 at the beginning of the first quarter of fiscal 2011. The application of these new accounting standards did not have a material impact on total net revenues for fiscal year 2011.

We recognize revenue when all four of the following revenue recognition criteria have been met:

1) Persuasive evidence of an arrangement exists;
2) We have delivered the product or performed the service;
3) The fee is fixed or determinable; and
4) Collection is probable.

We qualify the second of the above listed criteria differently for different types of revenues, as follows.

Software License Revenue, Non-Subscription and Non-Hosted Products

Delivery of non-subscription and non-hosted software products is considered to have occurred when title to the physical media and risk of loss have been transferred to the customer, which generally occurs when media containing the licensed programs is provided to a common carrier. In case of electronic delivery, delivery occurs when the customer is given access to the licensed programs. For products that cannot be used without a licensing key, the delivery requirement is met when the licensing key is made available to the customer. We do not grant a right of return for non-subscription or non-hosted software products. We recognize revenue upon the delivery of our software.

Software License Revenue, Subscription Products or Hosted Products

Although we make our software available to the customer at a particular point in time, the delivery of subscription software products (such as *QuickSilver*) and hosted software products (such as *Clearvale* and *Clear*) is considered to have occurred ratably over the duration of the contract. We recognize revenue ratably.

Services Revenues

Consulting services revenues and training revenues are recognized as such services are performed. These services are not essential to the functionality of the software. We record reimbursement from our customers for out-of-pocket expenses as an increase to services revenues.

Maintenance revenue, which includes revenue that is derived from software license agreements that entitle the customers to technical support and future unspecified enhancements to our products, is recognized ratably over the related agreement period, which time period is generally twelve months.

Receivable Reserves

Occasionally, our customers experience financial difficulty after we record the sale but before payment has been received. We maintain receivable reserves for estimated losses resulting from the inability of our customers to make required payments. Our normal payment terms are generally 30 to 90 days from the invoice date. If the financial condition of our customers were to deteriorate, resulting in their inability to make the contractual payments, additional reserves may be required. Losses from customer receivables in the two-year period ended December 31, 2012, have not been significant. If all efforts to collect a receivable fail, and the receivable is considered uncollectible, we would write off against the receivable reserve.

Research and Development and Software Development Costs

ASC 985-20, *Costs of Software to be Sold, Leased, or Marketed* ("ASC 985-20"), requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on our product development process, technological feasibility is established upon the completion of a working model. To date, costs incurred by us between the completion of the working model and the point at which the product is ready for general release have been insignificant. Accordingly, we have charged all such costs to research and development expense in the period incurred.

Income Taxes and Deferred Tax Assets

Income taxes are computed using an asset and liability approach in accordance with ASC 740-10, *Income Taxes* ("ASC 740-10"), which requires the recognition of taxes payable or refundable for the current year and deferred tax assets and liabilities for the future tax consequences of events that have been recognized in our Consolidated Financial Statements or tax returns. The measurement of current and deferred tax assets and liabilities is based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, is not expected to be realized.

We analyze our deferred tax assets with regard to potential realization. We have established a valuation allowance on our deferred tax assets to the extent that management has determined that it is more likely than not that some portion or all of the deferred tax asset will not be realized based upon the uncertainty of their realization. We consider the effects of estimated future taxable income, current economic conditions and ongoing prudent and feasible tax planning strategies in assessing the amount of the valuation allowance.

Stock-Based Compensation

Effective January 1, 2006, we adopted ASC 718-10, *Compensation – Stock Compensation* ("ASC 718-10"), using the modified-prospective transition method. Under ASC 718-10, share-based compensation cost is estimated at the grant date based on the fair value of the award and is recognized as expense, net of estimated pre-vesting forfeitures, ratably over the vesting period of the award.

We adopted the alternative transition method provided in ASC 718-10 for calculating the tax effects of stock-based compensation pursuant to ASC 718-10 in the fourth quarter of fiscal 2006. The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital pool ("APIC pool") related to the tax effects of employee stock-based compensation, and to determine the subsequent impact on the APIC pool and Consolidated Statements of Cash Flows of the tax effects of employee stock-based compensation awards that are outstanding upon adoption of ASC 718-10. The adoption did not have a material impact on our results of operations and financial condition.

Further details related to our Stock Benefit Plans and our adoption of ASC 718-10 are provided in Note 8 – Stockholders' Equity in the Notes to our Consolidated Financial Statements.

Restructuring

Through June 30, 2012, we approved restructuring plans to, among other things, reduce our workforce and consolidate facilities. Restructuring and asset impairment charges were taken to align our cost structure with changing market conditions and to create a more efficient organization. Our restructuring charges are comprised primarily of: (i) lease termination costs and/or costs associated with permanently vacating our facilities; and (ii) other incremental costs incurred as a direct result of the restructuring plan. We account for each of these costs in accordance with ASC 420-10, *Exit or Disposal of Cost Obligations* ("ASC 420-10 ").

Excess Facilities Costs. We account for excess facilities costs as follows:

- For exit or disposal activities, we account for lease termination and/or abandonment costs in accordance with ASC 420-10, which requires that a liability for such costs be recognized and measured initially at fair value on the cease use date of the facility.

Inherent in the estimation of the costs related to our restructuring efforts are assessments related to the most likely expected outcome of the significant actions to accomplish the restructuring. In determining the charges related to the restructurings to date, the majority of estimates made by management have related to charges for excess facilities. In determining the charges for excess facilities, we were required to estimate future sublease income, future net operating expenses of the facilities, and brokerage commissions, among other expenses. The most significant of these estimates have related to the timing and extent of future sublease income in which to reduce our lease obligations. We based our estimates of sublease income, in part, current market conditions and rental rates, an assessment of the time period over which reasonable estimates could be made, the status of negotiations with potential subtenants, and the location of the respective facility, among other factors. We have recorded the low-end of a range of assumptions modeled for restructuring charges. Adjustments to the facilities accrual will be required if actual lease exit costs or sublease income differ from amounts currently expected. We will review the status of restructuring activities on a quarterly basis and, if appropriate, record changes to our restructuring obligations in current operations based on management's most current estimates.

Further details related to our Restructuring charges and activities are provided in Note 7 – Restructuring in the Notes to our Consolidated Financial Statements.

Statements of Comprehensive Loss as a Percent of Total Revenues

The following table sets forth certain items reflected in our Consolidated Statements of Comprehensive Loss expressed as a percent of total revenues for the periods indicated.

	Years Ended December 31,	
	2012	2011
Revenues:		
Software licenses	34 %	31 %
Services	66	69
Total revenues	100	100
Cost of revenues:		
Cost of software revenues	1	-
Cost of services	32	34
Total cost of revenues	33	34
Gross profit	67	66
Operating expenses:		
Research and development	43	36
Sales and marketing	39	34
General and administrative	26	23
Restructuring charges	-	5
Total operating expenses	108	98
Operating loss	(41)	(32)
Other income	9	2
Loss before income taxes	(32)	(30)
Provision for income taxes	(1)	(1)
Net loss	(33)%	(31)%

Results of Operations

Revenues. License revenue from the sales of software licenses for the year ended December 31, 2012 was $5.2 million, down $0.3 million, or 5% from $5.5 million for the year ended December 31, 2011. Maintenance revenue, which is generally derived from maintenance contracts sold with initial customer licenses and from subsequent contract renewals, for the year ended December 31, 2012 was $7.1 million, down $1.5 million, or 17% from $8.6 million for the year ended December 31, 2011. Consulting revenue, which is generally related to services in connection with our licensed software, for the year ended 2012 was $2.8 million, down $0.6 million, or 18% from $3.4 million for the year ended December 31, 2011. The decrease was due to product transitioning. We are investing heavily in our new product, Clearvale, while our older products mature. It will take time for the new product revenue to ramp up.

Cost of software licenses. Cost of software licenses includes the net costs of our Cloud hosting operation, product media, duplication, packaging, and other manufacturing costs as well as royalties payable to third parties for software that is either embedded in, or bundled and sold with, our products. Cost of software licenses for the year ended December 31, 2012 was $146,000, up $132,000, from $11,000 for the year ended December 31, 2011. The increase was mainly due to the increase of the cost of our Cloud hosting operation.

Cost of services. Cost of services consists primarily of employee-related costs, third-party consultant fees incurred on consulting projects, post-contract customer support and instructional training services. Cost of services for the year ended December 31, 2012 was $4.9 million, down $1.1 million, or 18% from $6.0 million for the year ended December 31, 2011. This decrease was mainly due to our overall cost reduction efforts in response to lower revenues.

Research and development. The research and development expenses consist primarily of salaries, employee-related benefit costs and consulting fees incurred in association with the development of our products. Research and development expenses for the years ended December 31, 2012 and 2011 were approximately $6.4 million. We had a reduction in research and development expenses related to our legacy products, which was offset by our increase in research and development expenses related to our new Clearvale products.

Sales and marketing. The sales and marketing expenses consist primarily of salaries, employee-related benefit costs, commissions and other incentive compensation, travel and entertainment and marketing program-related expenditures such as for collateral materials, trade shows, public relations, advertising and creative services. Sales and marketing expenses for the years ended December 31, 2012 and 2011 were approximately $5.9 million., During fiscal year 2012, we reversed a $0.3 million litigation expense accrual and a non-cash credit redeemable for our software products. The credit expired, unused, during fiscal year 2012. Excluding the $0.3 million reversal, sales and marketing expenses increased due to our concerted efforts to sell and promote Clearvale.

General and administrative. The general and administrative expenses consist primarily of salaries, employee-related benefit costs, provisions and credits related to uncollectible accounts receivable, professional service fees and legal fees. General and administrative expenses for the years ended December 31, 2012 and 2011 were approximately $4.0 million.

Restructuring charges, net. The restructuring charges include charges for excess facilities and were recorded under the provisions of ASC 420-10. During 2012, our net restructuring charge of $12,000 pertained to operating expenses paid in excess of the initial estimated accrual for our vacant office space in Redwood City. During 2011 our net restructuring charge of $810,000 consisted of lease payments and operating expenses in the amount of $451,000 for our headquarters in Redwood City, a $202,000 charge for the re-evaluation of future sublease rental income on our vacant office space in Redwood City and a $157,000 charge for the estimated future operating expenses for our vacant office space in Redwood City.

Interest income, net. Net interest income includes interest income on invested funds. We generated $392,000 in interest income for the year ended December 31, 2012 from our cash and cash equivalents as well as short-term investment balances in 2012, down $52,000, or 12%, from $444,000 in interest income for the year ended December 31, 2011. This decrease was due to investments with lower interest rates in 2012 as compared to 2011.

Other income (expense), net. Other income (expense), net was $865,000 for the year ended December 31, 2012, up $1,027,000 from $162,000 for the year ended December 31, 2011. In 2012, other income (expense), net included a return of capital of $785,000 from a cost method investment written off in 2002 and the remaining amounts primarily due to an unrealized gain from currency rate fluctuations on our Euro cash and short-term investments. In 2011, other income (expense), net was primarily a result of unrealized currency rate fluctuations on our Euro assets.

Income taxes expense. We recorded income tax expenses of $134,000 and $121,000 for the years ended December 31, 2012 and 2011, respectively. The tax provision from 2012 was primarily due to the foreign provision and the foreign withholding tax for the 2012 tax year. The tax expense from 2011 was primarily due to foreign tax and state income taxes expense, which was offset by the tax benefit from the release of unrecognized tax benefits.

Liquidity and Capital Resources

Background and Overview

At December 31, 2012, our current assets exceeded our current liabilities by approximately $48.3 million. Our management believes that our cash and cash equivalents and short-term investments as of December 31, 2012 will be sufficient to fund operations through at least December 31, 2013. If our existing cash and cash equivalents and short-term investments are not sufficient to meet our obligations, we will seek to raise additional capital through public or private equity financing or from other sources. If adequate funds are not available or are not available on acceptable terms as needed, we may be unable to pay our debts as they become due, develop our products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements.

As of December 31, 2012, we had $23.8 million of cash and $28.5 million of short-term investments, with no long-term debt borrowings. The combined cash and short-term investment balances at December 31, 2012 declined by $2.2 million compared to December 31, 2011 levels. This decrease was mainly due to net cash used for operating activities and cash provided from financing activities, as described in the Consolidated Statement of Cash Flow and the reclassification from restricted cash to cash during year 2012.

Revenues in year 2012 of $15.1 million were down 14% from 2011 revenues of $17.6 million. The decrease was due to product transitioning. We are investing heavily in our new product, Clearvale, while our older products mature. It will take time for the new product revenue to ramp up. We may not be able to generate substantial revenue from Clearvale, but if we are able to do so, it will take time for such new product revenue to ramp up. We anticipate that net cash used for operating activities will continue to be the material use of our existing cash and cash equivalents and short-term investments.

The following table represents our liquidity indicators at December 31, 2012 and 2011 (dollars in thousands):

	December 31,			
	2012		2011	
Cash and cash equivalents	$	23,789	$	45,405
Short-term investments	$	28,492	$	9,009
Restricted cash, current portion	$	-	$	1,022
Working capital	$	48,332	$	50,419
Working capital ratio		6.35		5.90

Cash Used for Operating Activities

Cash used for operating activities was $5.0 million for fiscal year 2012. Net cash used for operating activities in this period consisted primarily of a $6.2 million operating loss, offset by adjustments resulting from the reclassification of $1.0 million of restricted cash to cash during fiscal year 2012.

Cash used for operating activities was $6.6 million for fiscal year 2011. Net cash used by operating activities in this period consisted primarily of a $4.7 million operating loss (excluding restructuring charges), and changes in operating assets and liabilities offset by noncash items during fiscal year 2011.

Cash (Used For) Provided By Investing Activities

Cash used for investing activities in fiscal 2012 was $18.9 million, primarily as a result of maturity of short-term investments of $42.7 million offset by purchases of short-term investments in the amount of $62.2 million and a return of capital of $827,000 from a cost method investment written off in 2002. Cash provided by investing activities in fiscal 2011 was $18.8 million, primarily related to the net maturities of short-term investments in bonds and certificates of deposit.

Cash Provided By Financing Activities

Cash provided by financing activities was $2.2 million in fiscal 2012, primarily due to cash received in connection with employee purchases of common stock under the Employee Stock Purchase Plan and employee exercise of stock options. Cash provided by financing activities was $350,000 in fiscal 2011, primarily due to cash received in connection with employee purchases of common stock under the Employee Stock Purchase Plan.

Off-Balance Sheet Arrangements

As of December 31, 2012, we had no off-balance sheet arrangements (as defined in Item 303(a)(4)(ii) of Regulation S-K under the Securities Exchange Act of 1934, as amended) that create potential material risks for us and that are not recognized in our consolidated balance sheets as of December 31, 2012 and 2011.

Leases and Other Contractual Obligations

We lease our headquarters and other facilities under non-cancelable operating lease agreements expiring 2015. Under the terms of the agreements, we are required to pay lease costs, property taxes, insurance, and normal maintenance costs.

We expect to incur significant operating expenses for the foreseeable future in order to execute our business plan. As of December 31, 2012, total future minimum lease payments are $1.9 million under non-cancelable operating lease agreements.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following Consolidated Financial Statements and the related Notes thereto of BroadVision, Inc. and the Report of the Company's Independent Registered Public Accounting Firm are filed as a part of this Form 10-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of
BroadVision, Inc.

We have audited the accompanying consolidated balance sheets of BroadVision, Inc. as of December 31, 2012 and 2011 and the related consolidated statements of comprehensive loss, stockholders' equity, and cash flows for the years then ended. In connection with our audits of the financial statements, we have also audited the financial statement schedule listed in the accompanying index at item 15(a)2. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedule. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of BroadVision, Inc. as of December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ OUM & Co. LLP
San Francisco, California
March 15, 2013

BROADVISION, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except par value amounts)

	December 31, 2012	December 31, 2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 23,789	$ 45,405
Short-term investments	28,492	9,009
Accounts receivable, net of reserves of $140 and $109 as of December 31, 2012 and 2011, respectively	4,018	4,100
Restricted cash	-	1,022
Prepaids and other	1,075	1,179
Total current asset	57,374	60,715
Property and equipment, net	306	143
Other assets	206	144
Total assets	$ 57,886	$ 61,002
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 679	$ 595
Accrued expenses	2,242	2,783
Unearned revenue	2,342	2,665
Deferred maintenance	3,779	4,253
Total current liabilities	9,042	10,296
Other non-current liabilities	1,187	936
Total liabilities	10,229	11,232
Commitments and contingencies (Note 6)		
Stockholders' equity:		
Convertible preferred stock, $0.0001 par value; 1,000 shares authorized; none issued and outstanding		
Common stock, $0.0001 par value; 11,200 shares authorized; 4,685 and 4,529 shares issued and outstanding as of December 31, 2012 and 2011, respectively	-	-
Additional paid-in capital	1,265,505	1,262,726
Accumulated other comprehensive loss	(854)	(1,014)
Accumulated deficit	(1,216,994)	(1,211,942)
Total stockholders' equity	47,657	49,770
Total liabilities and stockholders' equity	$ 57,886	$ 61,002

The accompanying Notes are an integral part of these Consolidated Financial Statements

BROADVISION, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands, except per share amounts)

	Years Ended December 31,	
	2012	2011
Revenues:		
Software licenses	$ 5,160	$ 5,489
Services	9,966	12,065
Total revenues	15,126	17,554
Cost of revenues:		
Cost of software revenues	146	11
Cost of services	4,856	6,002
Total cost of revenues	5,002	6,013
Gross profit	10,124	11,541
Operating expenses:		
Research and development	6,445	6,356
Sales and marketing	5,861	5,949
General and administrative	3,981	3,976
Restructuring charges	12	810
Total operating expenses	16,299	17,091
Operating loss	(6,175)	(5,550)
Other income:		
Interest income, net	392	444
Other income (expense), net	865	(162)
Total other income	1,257	282
Loss before income taxes	(4,918)	(5,268)
Provision for income taxes	(134)	(121)
Net loss	(5,052)	(5,389)
Other comprehensive (loss) income, net of tax:		
Foreign currency translation adjustment	160	(124)
Comprehensive loss	$ (4,892)	$ (5,513)
Earnings per share, basic and diluted:		
Basic and diluted loss per share	$ (1.09)	$ (1.20)
Shares used in computing:		
Weighted average shares-basic and diluted	4,638	4,500

The accompanying Notes are an integral part of these Consolidated Financial Statements

BROADVISION, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)

	Common Stock					
	Shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' Equity
Balances as of December 31, 2010	4,482	$ -	$ 1,261,800	$ (890)	$ (1,206,553)	$ 54,357
Net loss					(5,389)	(5,389)
Other comprehensive (loss) income				(124)		(124)
Stock-based compensation		-	576			576
Issuance of common stock from restricted stock awards	3	-	-			-
Issuance of common stock under employee stock purchase plan	44	-	350			350
Issuance of common stock from exercise of options		-	-			-
Balances as of December 31, 2011	4,529	$ -	$ 1,262,726	$ (1,014)	$ (1,211,942)	$ 49,770
Net loss					(5,052)	(5,052)
Other comprehensive (loss) income				160		160
Stock-based compensation		-	612			612
Issuance of common stock from restricted stock awards	4	-	-			-
Issuance of common stock under employee stock purchase plan	52	-	395			395
Issuance of common stock from exercise of options	100	-	1,772			1,772
Balances as of December 31, 2012	4,685	$ -	$ 1,265,505	$ (854)	$ (1,216,994)	$ 47,657

The accompanying Notes are an integral part of these Consolidated Financial Statements

BROADVISION, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,	
	2012	2011
Cash flows from operating activities:		
Net loss	$ (5,052)	$ (5,389)
Adjustments to reconcile net loss to net cash used for operating activities:		
Depreciation and amortization	117	154
Stock-based compensation	612	576
Proceeds received from cost method investments	(827)	-
Restructuring charge	12	810
Other	58	4
Changes in operating assets and liabilities:		
Accounts receivable	24	173
Prepaids and other	1,127	269
Other non-current assets	(62)	175
Accounts payable and accrued expenses	(7)	(574)
Restructuring accrual	(462)	(894)
Unearned revenue and deferred maintenance	(797)	(903)
Other noncurrent liabilities	251	(1,003)
Net cash used for operating activities	(5,006)	(6,602)
Cash flows from investing activities:		
Purchase of property and equipment	(281)	(33)
Proceeds received from cost method investments	827	-
Purchase of short-term investment	(62,209)	(13,986)
Maturities of short-term investment	42,726	32,834
Net cash (used for) provided by investing activities	(18,937)	18,815
Cash flows from financing activities:		
Proceeds from issuance of common stock, net	395	350
Proceeds from exercise of common stock options, net	1,772	-
Net cash provided by financing activities	2,167	350
Effect of exchange rates on cash and cash equivalents	160	(124)
Net (decrease) increase in cash and cash equivalents	(21,616)	12,439
Cash and cash equivalents at beginning of year	45,405	32,966
Cash and cash equivalents at end of year	$ 23,789	$ 45,405
Supplemental Cash flows disclosures:		
Cash paid for income taxes	$ 16	$ 21

The accompanying Notes are an integral part of these Consolidated Financial Statements

BROADVISION, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 1---Organization and Summary of Significant Accounting Policies

Nature of Business

BroadVision, Inc. (collectively with its subsidiaries, "BroadVision" or "we") was incorporated in the state of Delaware on May 13, 1993 and has been a publicly traded corporation since 1996. We develop, market, and support enterprise portal applications that enable companies to unify their e-business infrastructure and conduct both interactions and transactions with employees, partners, and customers through a personalized self-service model that increases revenues, reduces costs, and improves productivity.

Principles of Consolidation

The accompanying Consolidated Financial Statements include our and our subsidiaries' accounts. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of Consolidated Financial Statements in conformity with U.S. GAAP requires management to make certain assumptions and estimates that affect reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we evaluate the reasonableness of our estimates, including those related to receivable reserves, stock-based compensation, investments, income taxes and restructuring, as well as contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe are reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates using different assumptions or conditions. We believe the following critical accounting policies reflect the more significant judgments and estimates used in the preparation of our Consolidated Financial Statements.

Revenue Recognition

Overview

Our revenue consists of fees for licenses of our software products, maintenance, consulting services and training.

Our revenue recognition policies comply with Accounting Standards Codification ASC 985-605, *Software: Revenue Recognition*, and Staff Accounting Bulletin SAB 104, *Revenue Recognition.* In October 2009, the FASB amended the accounting standards in Accounting Standards Update ("ASU") 2009-13 (an update to ASC 605-25) ("ASU 2009-13") for certain multiple deliverable revenue arrangements to: 1) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and how the consideration should be allocated; 2) require an entity to allocate revenue in an arrangement using best estimated selling price ("BESP") of deliverables if a vendor does not have VSOE of selling price or third-party evidence ("TPE") of selling price; and 3) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method. We adopted ASU 2009-13 at the beginning of the first quarter of fiscal 2011. The application of these new accounting standards did not have a material impact on total net revenues for fiscal year 2011.

We recognize revenue when all four of the following revenue recognition criteria have been met:

1) Persuasive evidence of an arrangement exists;
2) We have delivered the product or performed the service;
3) The fee is fixed or determinable; and
4) Collection is probable.

We qualify the second of the above listed criteria differently for different types of revenues, as follows.

Software License Revenue, Non-Subscription and Non-Hosted Products

Delivery of non-subscription and non-hosted software products is considered to have occurred when title to the physical media and risk of loss have been transferred to the customer, which generally occurs when media containing the licensed programs is provided to a common carrier. In case of electronic delivery, delivery occurs when the customer is given access to the licensed programs. For products that cannot be used without a licensing key, the delivery requirement is met when the licensing key is made available to the customer. We do not grant a right of return for non-subscription or non-hosted software products. We recognize revenue upon software delivery of our software.

Software License Revenue, Subscription Products or Hosted Products

Although we made the software available to the customer at a particular point in time, the delivery of subscription software products (such as *QuickSilver*) and hosted software products (such as *Clearvale* and *Clear*) is considered to have occurred ratably over the duration of the contract. We recognize revenue ratably.

Services Revenues

Consulting services revenues and training revenues are recognized as such services are performed. These services are not essential to the functionality of the software. We record reimbursement from our customers for out-of-pocket expenses as an increase to services revenues.

Maintenance revenue, which includes revenue that is derived from software license agreements that entitle the customers to technical support and future unspecified enhancements to our products, is recognized ratably over the related agreement period, which time period is generally twelve months.

Cash and Cash Equivalents, Restricted Cash, and Short-term Investments

We consider all debt with remaining maturities of three months or less at the date of purchase to be cash equivalents. Short-term investments consist of debt that has a remaining maturity of less than one year as of the date of the balance sheet. Cash and cash equivalents that serve as collateral for financial instruments such as letters of credit are classified as restricted cash. At December 31, 2011, a letter of credit of $1.0 million secured by an equal amount of restricted cash is available to the landlord securing certain facilities leases as more fully described in Note 6 – Commitments and Contingencies in the Notes to our Consolidated Financial Statements. This letter of credit and restricted cash were released in October 2012 after our prior facility lease expired in June 2012.

Management determines the appropriate classification of short-term investments at the time of purchase and evaluates such designation as of each balance sheet date. All short-term investments to date have been classified as held-to-maturity and carried at amortized cost, which approximates fair market value, on our Consolidated Balance Sheets. Our held-to-maturity securities did not have any gross unrealized gains and losses as of December 31, 2011 and 2012, respectively. Our short-term investments' contractual maturities occur before September 2013. Total interest income during fiscal years 2012 and 2011 was $392,000 and $444,000, respectively.

Research and Development and Software Development Costs

ASC 985-20, *Cost of Software to be Sold, Leased, or Marketed* ("ASC 985-20"), requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on our product development process, technological feasibility is established upon the completion of a working model. To date, costs incurred by us from the completion of the working model to the point at which the product is ready for general release have been insignificant. Accordingly, we have charged all such costs to research and development expense in the period incurred.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense, which is included in sales and marketing expense in the accompanying Consolidated Statements of Comprehensive Loss, amounted to $75,000 and $64,000 in 2012 and 2011, respectively.

Receivable Reserves

Occasionally, our customers experience financial difficulty after we record the revenue but before payment has been received. We maintain receivable reserves for estimated losses resulting from the inability of our customers to make required payments. Our normal payment terms are generally 30 to 90 days from the invoice date. If the financial condition of our customers were to deteriorate, resulting in their inability to make the contractual payments, additional reserves may be required. Losses from customer receivables in the two-year period ended December 31, 2012, have not been significant. If all efforts to collect a receivable fail, and the receivable is considered uncollectible, such receivable would be written off against the receivable reserve.

Concentrations of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, and accounts receivable. We maintain our cash and cash equivalents and short-term investments with high-quality institutions. Our management performs ongoing credit evaluations of our customers and requires certain of these customers to provide security deposits or letters of credit.

Cash deposits and cash equivalents in foreign countries of approximately $6.4 million and $6.0 million on December 31, 2012 and 2011, respectively, are subject to local banking laws and may bear higher or lower risk than cash deposited in the United States. As part of our cash and investment management processes, we perform periodic evaluations of the credit standing of the financial institutions and we have not sustained any credit losses from instruments held at these financial institutions. From time to time, our financial instruments maintained in our foreign subsidiaries may be subject to political risks or instability that may arise in foreign countries where we operate.

As of December 31, 2012, two customers in the medical industry and online mobile service industry, respectively, accounted for more than 10% of our accounts receivable balance. At December 31, 2011, two customers in the retail industry and online mobile service industry, respectively, accounted for more than 10% of our accounts receivable balance. For the year ended December 31, 2012 and 2011, no customer accounted for 10% of our total revenues.

Restructuring

Through June 30, 2012, we approved certain restructuring plans to, among other things, reduce our workforce and consolidate facilities. Restructuring and asset impairment charges were recorded where we aligned our cost structure with changing market conditions and to create a more efficient organization. Our restructuring charges are comprised primarily of: (1) lease termination costs and/or costs associated with permanently vacating and sub-leasing our facilities; and (2) other incremental costs incurred as a direct result of the restructuring plan. We account for each of these costs in accordance with ASC 420-10, *Exit or Disposal of Cost Obligations* ("ASC 420-10 ").

We record the costs associated with lease termination and/or abandonment when the leased property has no substantive future use or benefit to us. We record the liability associated with lease termination and/or abandonment as the sum of the total remaining lease costs and related exit costs, less probable sublease income. Under ASC 420-10, we record a liability for lease termination and/or abandonment cost initially at fair value on the cease-use date of that facility.

Inherent in the estimation of the costs related to our restructuring efforts are assessments related to the most likely expected outcome of the significant actions to accomplish the restructuring. In determining the charge related to the restructuring, the majority of estimates made by management were related to the charge for excess facilities. In determining the charge for excess facilities, we were required to estimate future sublease income, future net operating expenses of the facilities, and brokerage commissions, among other expenses. The most significant of these estimates related to the timing and extent of future sublease income that may reduce our lease obligations. We based our estimates of sublease income, in part, on current market conditions and rental rates, an assessment of the time period over which reasonable estimates could be made, the status of negotiations with potential subtenants, and the location of the respective facility, among other factors.

We have recorded restructuring charges at the low-end of a range of assumptions modeled for restructuring charges. Adjustments to the facilities accrual will be required if actual lease exit costs or sublease income differ from amounts currently expected. We review the status of restructuring activities on a quarterly basis and, if appropriate, record changes to our restructuring obligations in current operations based on management's most current estimates.

Property and Equipment

Property and equipment are stated at cost and depreciated on a straight-line basis over their estimated useful lives (generally two years for software, three years for computer equipment and four years for furniture and fixtures). Leasehold improvements are amortized over the lesser of the remaining life of the lease term or their estimated useful lives.

Maintenance and repairs are charged to operations as incurred. When assets are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is reflected in operations in the period realized.

Fair Value of Financial Instruments

We adopted the provisions of ASC 820-10, *Fair Value Measurement* ("ASC 820-10 "). ASC 820-10 establishes a framework for measuring fair value and requires disclosures about fair value measurements by establishing a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

- Level 1 – Quoted prices in active markets for identical assets or liabilities.
- Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

We measure the following financial assets at fair value on a recurring basis. The fair value of these financial assets as of December 31, 2012 and 2011 (in thousands) were as follows:

		Fair Value at Reporting Date Using		
	December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents:				
Cash	$ 23,010	$ 23,010	$ -	$ -
Money market funds	779	779	-	-
Total cash and cash equivalents	$ 23,789	$ 23,789	$ -	$ -
Fixed income securities				
Certificates of deposits	$ 22,191	$ -	$ 22,191	$ -
Corporate bonds - financial	4,303	-	4,303	-
International bonds - financial	1,998	-	1,998	-
Total fixed income securities	$ 28,492	$ -	$ 28,492	$ -

		Fair Value at Reporting Date Using		
	December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents:				
Cash	$ 40,993	$ 40,993	$ -	$ -
Money market funds	4,412	4,412	-	-
Total cash and cash equivalents	$ 45,405	$ 45,405	$ -	$ -
Fixed income securities				
Certificates of deposits	$ 3,447	$ -	$ 3,447	$ -
Corporate bonds - financial	4,431	-	4,431	-
Corporate bonds - industrial	1,131	-	1,131	-
Total fixed income securities	$ 9,009	$ -	$ 9,009	$ -

Level 2 securities are priced using quoted market prices for similar instruments, nonbinding market prices that are corroborated by observable market data, or discounted cash flow techniques. There have been $19.7 million of transfers from Level 1 to Level 2 measurements in fiscal year 2012. Management transferred certain amounts into short-term certificates of deposit in order to earn higher interest income during fiscal year 2012.

The fair value of cash and cash equivalents, short-term investments, accounts receivable and accounts payable for all periods presented approximates their respective carrying amounts due to the short-term nature of these balances.

Employee Benefit Plans

Amended and Restated 2006 Equity Incentive Plan: At our 2006 annual meeting held on August 8, 2006, our stockholders approved the adoption of our 2006 Equity Incentive Plan (the "Equity Plan"). At that time, our 1996 Equity Incentive Plan (the "Prior Equity Plan") was terminated and replaced by the Equity Plan. On January 21, 2009, our Board of Directors adopted the Amended and Restated BroadVision, Inc. 2006 Equity Incentive Plan (the "Amended and Restated Plan"), which was subsequently approved by our stockholders on April 30, 2009. The Amended and Restated Plan includes an "evergreen" provision that provides for automatic annual increases in the number of shares authorized for issuance. As of December 31, 2012, we had 751,338 shares of our Common Stock reserved for issuance under the plan. In addition, the number of shares of our Common Stock available for issuance under the Plan will automatically increase on January 1st of each year for a period of ten years, commencing on January 1, 2010 and ending on (and including) January 1, 2019. Further, our Board of Directors may grant incentive or nonqualified stock options at prices not less than 100% of the fair market value of our common stock, as determined by the Board of Directors, at the date of grant. The vesting of individual options may vary but in each case at least 20% of the total number of shares subject to vesting will become exercisable per year. These options generally expire ten years after the grant date. When an employee option is exercised prior to vesting, any unvested shares so purchased are subject to repurchase by us at the original purchase price of the stock upon termination of employment. Our right to repurchase lapses at a minimum rate of 20% per year over five years from the date the option was granted or, for new employees, the date of hire. Such right is exercisable only within 90 days following termination of employment. During the years ended December 31, 2012 and 2011, no such repurchases were effected since no options were exercised prior to vesting.

2000 Non-Officer Plan: In February 2000, we adopted our 2000 Non-Officer Plan under which 106,666 shares of common stock were reserved for issuance to selected employees, consultants, and our affiliates who are not Officers or Directors. As of December 31, 2012, we had 66,133 shares available for issuance under the 2000 Non-Officer Plan. Under the 2000 Non-Officer Plan, we may grant non-statutory stock options at prices not less than 85% of the fair market value of our common stock at the date of grant. Options granted under the 2000 Non-Officer Plan generally vest over two years and are exercisable for not more than ten years.

Employee Stock Purchase Plan: We also have a compensatory Employee Stock Purchase Plan (the "Purchase Plan") that enables employees to purchase, through payroll deductions, shares of our common stock at a discount from the market price of the stock at the time of purchase. The Board of Directors has authorized sequential one-year offerings beginning on July 1 of each year and extending until June 30 of the following year. Commencing on the first day of the fiscal year that begins on January 1, 2004 and ending on (and including) the first day of the fiscal year that begins on January 1, 2014 (each such day, a "Calculation Date"), our Purchase Plan's reserved shares can be increased by a number equal to the lesser of (i) one and one-half percent (1.5%) of the shares of Common Stock outstanding on each such Calculation Date (rounded down to the nearest whole share); or (ii) thirty two thousand (32,000) shares of Common Stock.

As of December 31, 2012, we had 18,877 shares available for issuance under the Purchase Plan. The Purchase Plan permits eligible employees to purchase common stock with a value equivalent to a percentage of the employee's earnings, not to exceed the lesser of 15% of the employee's earnings or $25,000, at a price equal to the lesser of 85% of the fair market value of the common stock on the date of the offering or the date of purchase. In accordance with ASC 718-10, *Compensation – Stock Compensation* ("ASC 718-10"), we record stock-based compensation expense related to the fair value of the employee purchase rights in our Consolidated Statements of Comprehensive Loss. During 2012 and 2011, we received a total of $395,000 and $350,000, respectively, primarily from the purchase of shares under the Purchase Plan.

Stock-Based Compensation

Under the fair value recognition provisions of ASC 718-10, share-based compensation cost is estimated at the grant date based on the fair value of the award and is recognized as expense, net of estimated pre-vesting forfeitures, ratably over the vesting period of the award. In addition, the adoption of ASC 718-10 requires additional accounting related to the income tax effects and disclosure regarding the cash flow effects resulting from share-based payment arrangements. Calculating share-based compensation expense requires the input of highly subjective assumptions, including the expected term of the share-based awards, stock price volatility, dividend yield, risk free interest rates, and pre-vesting forfeitures. The assumptions used in calculating the fair value of stock-based awards represent our best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our share-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected pre-vesting forfeiture rate and only recognize expense for those shares expected to vest. If our actual forfeiture rate is materially different from our estimate, our share-based compensation expense could be significantly different from what we have recorded in the current period. The total amount of stock-based compensation expense recognized during the years ended December 31, 2012 and 2011 is as follows:

	Years Ended December 31,	
	2012	2011
Cost of services	$ 94,087	$ 75,585
Research and development	159,847	192,738
Sales and marketing	235,578	141,349
General and administrative	122,362	166,646
	$ 611,874	$ 576,318

We adopted the alternative transition method for calculating the tax effects of stock-based compensation pursuant to ASC 718-10. The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital pool ("APIC pool") related to the tax effects of employee stock-based compensation, and to determine the subsequent impact on the APIC pool and Consolidated Statements of Cash Flows of the tax effects of employee stock-based compensation awards that are outstanding upon adoption of ASC 718-10.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model based on assumptions noted in the following table below. The expected term of our options represents the period that our stock-based awards are expected to be outstanding based on the simplified method provided for in SAB 107, as amended by SAB No. 110, *Share-Based Payment.* Because we do not have sufficient historical exercise data, we used the simplified method for estimating the stock option expected term. The risk-free interest rate for periods related to the expected life of the options is based on the U.S. Treasury yield curve in effect at the time of grant. The expected volatility is based on historical volatilities of our stock over the expected life of the option. The expected dividend yield is zero, as we do not anticipate paying dividends in the near future.

The following assumptions were used to determine stock-based compensation during the years ended December 31, 2012 and 2011:

	Years Ended December 31,	
	2012	2011
Expected volatility	75%	76%
Expected dividends	0%	0%
Expected term (in years)	6.25year	6.25year
Risk free interest rate	1%	1%

The following assumptions were used to determine the expense related to the Employee Stock Purchase Plan:

	Years Ended December 31,	
	2012	2011
Expected volatility	89%	41%
Weighted average volatility	92%	34%
Risk-free interest rate	0%	0%
Expected term (in years)	1year	1year
Expected dividend yield	0%	0%

The weighted-average fair value of the purchase rights granted in the years ended December 31, 2012 and 2011, were $4.50 and $2.57, respectively.

Earnings Per Share Information

Basic loss per share is computed using the weighted-average number of shares of common stock outstanding, less shares subject to repurchase. Diluted loss per share is computed using the weighted-average number of shares of common stock outstanding and, when dilutive, common equivalent shares from outstanding stock options and warrants using the treasury stock method. The following table sets forth the basic and diluted net loss per share computational data for the periods presented (in thousands, except per share amounts):

	Years Ended December 31,	
	2012	2011
Net Loss	$ (5,052)	$ (5,389)
Weighted-average common shares outstanding used to compute basic and diluted loss per share	4,638	4,500
Basic and diluted loss per share	$ (1.09)	$ (1.20)

In the years ended December 31, 2012 and 2011, there were 116,206 and 367,730 common shares, respectively, issuable upon the exercise of stock options excluded from the above earnings per share calculations as their effect was anti-dilutive.

Foreign Currency Transactions

The functional currencies of all foreign subsidiaries are the local currencies of the respective countries. Assets and liabilities of these subsidiaries are translated into U.S. dollars at the balance sheet date. Income and expense items are translated at average exchange rates for the period. Foreign exchange gains and losses resulting from the remeasurement of foreign currency assets and liabilities are included as other income, net in the Consolidated Statements of Comprehensive Loss. For the years ended December 31, 2012 and 2011, translation gain (loss) was $160,000 and $(124,000), respectively, and is included in other Comprehensive (loss) income account in the Consolidated Statements of Stockholder's Equity.

Comprehensive Loss

Comprehensive loss includes net loss and other comprehensive (loss) income, which may consist of unrealized gains and losses on available-for-sale securities and cumulative translation adjustments. Total accumulated other comprehensive loss is displayed as a separate component of Consolidated Statement of Stockholder's Equity in the accompanying Consolidated Balance Sheets. The accumulated balance of other comprehensive loss, consisting primarily of foreign currency translation, net of taxes is as follows (in thousands):

	Accumulated Other Comprehensive Loss
Balance, December 31, 2011	$ (1,014)
Net Change during period	160
Balance, December 31, 2012	$ (854)

Income Taxes and Deferred Tax Assets

Income taxes are computed using an asset and liability approach in accordance with ASC 740-10, *Income Taxes* ("ASC 740-10"), which requires the recognition of taxes payable or refundable for the current year and deferred tax assets and liabilities for the future tax consequences of events that have been recognized in our Consolidated Financial Statements or tax returns. The measurement of current and deferred tax assets and liabilities is based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, is not expected to be realized.

We analyze our deferred tax assets with regard to potential realization. We have established a valuation allowance on our deferred tax assets to the extent that management has determined that it is more likely than not that some portion or all of the deferred tax asset will not be realized based upon the uncertainty of their realization. We consider the effects of estimated future taxable income, current economic conditions and ongoing prudent and feasible tax planning strategies in assessing the amount of the valuation allowance.

Segment and Geographic Information

We operate in one segment, electronic commerce business solutions. Our CEO is our chief operating decision maker. The CEO reviews financial information presented on a consolidated basis accompanied by disaggregated information about revenues by geographic region and by product for purposes of making operating decisions and assessing financial performance.

Recent Accounting Pronouncements

There have been no new accounting pronouncements made effective during the year ended December 31, 2012, that are of significance, or potential significance, to us.

Note 2---Property and Equipment

Property and equipment consisted of the following (in thousands):

	December 31,	
	2012	2011
Furniture and fixtures	$ 161	$ 411
Computer and software	3,329	3,448
Leasehold improvements	209	520
Total property and equipment	3,699	4,379
Less accumulated depreciation and amortization	(3,393)	(4,236)
Property and equipment, net	$ 306	$ 143

Depreciation and amortization expense for the years ended December 31, 2012 and 2011 was $117,000 and $154,000, respectively. We retired $976,000 and $224,000 in fully depreciated property and equipment in year 2012 and year 2011, respectively.

Note 3---Accrued Expenses

Accrued expenses consisted of the following (in thousands):

	December 31,	
	2012	2011
Employee benefits	$ 1,004	$ 896
Restructuring	-	450
Income tax	199	290
Sales and other taxes	295	286
Commissions and bonuses	94	112
Customer advances	36	66
Other	614	683
Total accrued expenses	$ 2,242	$ 2,783

Note 4---Other Non-Current Liabilities

Other non-current liabilities consist of the following (in thousands):

	December 31,	
	2012	2011
Deferred maintenance and unearned revenue	$ 551	$ 408
Other	636	528
Total other non-current liabilities	$ 1,187	$ 936

Note 5---Income Taxes

Losses before income taxes as follows (in thousands):

	Years Ended December 31,	
	2012	2011
Domestic	$ (3,567)	$ (4,249)
Foreign	(1,351)	(1,019)
Loss before income taxes	$ (4,918)	$ (5,268)

The components of (expense)/benefit for income taxes are as follows (in thousands):

	Years Ended December 31,	
	2012	2011
Current:		
Federal	$ 14	$ 23
State	(9)	(6)
Foreign	(139)	(138)
Total current	(134)	(121)
Deferred:		
Federal	-	-
State	-	-
Total deferred	-	-
Provision for income taxes	$ (134)	$ (121)

The differences between the (expense)/benefit for income taxes computed at the federal statutory rate of 35% and our actual income tax (expense)/benefit for the periods presented are as follows (in thousands):

	Years Ended December 31,	
	2012	2011
Expected income tax benefit	$ 1,721	$ 1,844
Expected state income taxes expense, net of federal tax benefit	(7)	(5)
Research and development credit	-	77
Foreign taxes and foreign loss not benefited	(593)	(496)
Change in valuation allowance	(720)	494
Stock-based compensation	(461)	1
True-ups	(588)	(981)
Unrealized tax benefits	318	(98)
Expired federal capital loss carryover	-	(941)
Others	196	(16)
Provision for income taxes	$ (134)	$ (121)

The individual components of our deferred tax assets are as follows (in thousands):

	Years Ended December 31,	
	2012	2011
Deferred tax assets:		
Depreciation and amortization	$ 809	$ 1,000
Accrued, allowance and others	2,881	4,054
Capitalized research and development	28	167
Net operating losses	203,294	206,378
Tax credits	7,366	7,398
Unrealized losses on marketable securities	416	422
Total deferred tax assets	214,794	219,419
Less: valuation allowance	(214,794)	(219,419)
Net deferred tax assets	$ -	$ -

We have provided a valuation allowance for all of our deferred tax assets as of December 31, 2012 and 2011, due to the uncertainty regarding their future realization. The total valuation allowance decreased $4,625,000 from December 31, 2011 to December 31, 2012.

As of December 31, 2012, we had federal and state net operating loss ("NOL") carryforwards of approximately $553,542,000 and $98,895,000, subject to Section 382 of the Internal Revenue Code ("IRC") limitations respectively, available to offset future regular and alternative minimum taxable income. The NOLs include deductions for stock based compensation for which a benefit would be recorded in additional paid-in capital when realized of $2,643,000 and $1,906,000 respectively. Our federal net operating loss carryforwards expire in various years from 2018 through 2032, if not used. The state net operating loss carryforwards expire in various years from 2012 to 2032, if not used.

The American Taxpayer Relief Act of 2012 was enacted on January 2, 2012. The Act reinstated the research and development credit retroactively to January 1, 2012. As the date of enactment was in 2013, we did not claim any federal tax benefit for the 2012 federal research and development credit until 2013. Due to the projected loss for the year with a full valuation allowance against its deferred tax assets, there is no tax impact for 2012. As of December 31, 2012, we had federal and state research and development credit carryforwards of approximately $5,413,000 and $5,076,000, respectively, available to offset future tax liabilities. The federal tax credit carryforwards expire in the tax years from 2018 through 2031, if not utilized. The state research and development credits can be carried forward indefinitely.

Federal and state tax laws impose substantial restrictions on the utilization of net operating loss ("NOL") and credit carryforwards in the event of an "ownership change" for tax purposes, as defined in IRC Section 382. Based on a high-level ownership change analysis performed each year, management concluded that there were no ownership changes through December 2012.

We follow the provision of ASC 740-10-25, *Income Taxes: Recognition* ("ASC 740-10-25"). Our total amount of unrecognized tax benefits as of December 31, 2012 and 2011 were $2,273,000 and $2,609,000, respectively. The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate were $163,000 and $288,000 as of December 31, 2012 and 2011, respectively. The decrease of unrecognized tax benefits during year 2012 was mainly due to the reversal of reserves resulting from statute of limitation expiration and the foreign tax audit settlement.

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits for the year ended December 31, 2012 is as follows:

Balance at January 1, 2012	$	2,609
Additions based on tax provisions related to the current year		63
Additions for tax provisions of prior year		2
Settlements		(114)
Lapse of the statute of limitation		(287)
Balance at December 31, 2012	$	2,273

We recognize interest and penalties accrued related to unrecognized tax benefits in our provision for income taxes. During the years ended December 31, 2012 and 2011, we recognized approximately $7,000 and $20,000, respectively, for interest and penalties.

We are subject to taxation in the United States and various foreign jurisdictions. Our tax years 1998 and forward remain open in several jurisdictions due to the NOL carryover from those tax years.

It is possible that the amount of our liability for unrecognized tax benefits may change within the next 12 months. However, an estimate of the range of possible changes cannot be made at this time.

Note 6 - Commitments and Contingencies

Warranties and Indemnification

We provide a warranty to our perpetual license customers that our software will perform substantially in accordance with the documentation we provide with the software, typically for a period of 90 days following receipt of the software. Historically, costs related to these warranties have been immaterial. Accordingly, we have not recorded any warranty liabilities as of December 31, 2012 and 2011, respectively.

Our perpetual software license agreements typically provide for indemnification of customers for intellectual property infringement claims caused by use of a current release of our software consistent with the terms of the license agreement. The term of these indemnification clauses is generally perpetual. The potential future payments we could be required to make under these indemnification clauses is generally limited to the amount the customer paid for the software. Historically, costs related to these indemnification provisions have been immaterial. We also maintain liability insurance that limits our exposure. As a result, we believe the potential liability of these indemnification clauses is minimal. We rarely have litigation initiated against us by customers. However, during the year ended 2010, we entered into a litigation settlement agreement with one customer that resulted in a non-cash credit redeemable for our products worth $300,000. We recorded this credit as an operating expense and liability during year 2010. Pursuant to the settlement agreement, any remaining unused credits shall expire after the second anniversary of the agreement. During year 2012, the credit expired, completely unused. Consequently, we reversed the $300,000 operating expense and extinguished the liability from our Consolidated Balance Sheets as of December 31, 2012.

We entered into agreements whereby we indemnify our officers and directors for certain events or occurrences while the officer is, or was, serving in such capacity. The term of the indemnification period is for so long as such officer or director is subject to an indemnifiable event by reason of the fact that such person was serving in such capacity. The maximum potential amount of future payments we could be required to make under these indemnification agreements may be unlimited; however, we have a director and officer insurance policy that limits our exposure and enables us to recover a portion of any future amounts paid. As a result of our insurance policy coverage, we believe the estimated fair value of these indemnification agreements is insignificant. Accordingly, we have no liabilities recorded for these agreements as of December 31, 2012 and 2011. We assess the need for an indemnification reserve on a quarterly basis and there can be no guarantee that an indemnification reserve will not become necessary in the future.

Leases

We lease our headquarters facility and our other facilities under noncancelable operating lease agreements expiring through the year 2015. Under the terms of the agreements. we are required to pay property taxes, insurance and normal maintenance costs.

A summary of total future minimum lease payments under noncancelable operating lease agreements is as follows (in thousands):

		Operating Leases
Years ending December 31,		
2013	$	890
2014		700
2015		318
2016		-
2017 and thereafter		-
Total minimum lease payments	$	1,908

As of December 31, 2012 we do not have any estimated future facilities costs as a restructuring accrual.

Rent expense for the years ended December 31, 2012, and 2011 was $1,246,000 and $1,308,000, respectively.

Standby Letter of Credit Commitments

Commitments totaling $1.0 million as of December 31, 2011, in the form of standby letters of credit, were issued on our behalf from financial institutions, in favor of our various landlords to secure obligations under our facility leases. We no longer have this commitments as of December 31, 2012 due the expiration of prior lease commitment.

Legal Proceedings

We are subject from time to time to various legal actions and other claims arising in the ordinary course of business. We are not presently a party to any material legal proceedings.

Note 7---Restructuring

The facilities/excess assets accrual for each period includes future minimum lease payments, fees and expenses, net of estimated sublease income and planned Company occupancy, and related leasehold improvement amounts payable subsequent to the balance sheet date for which the provisions of ASC 420-10, as applicable, were satisfied. In determining estimated future sublease income, the following factors were considered, among others: current market conditions and rental rates, an assessment of the time period over which reasonable estimates could be made, the status of negotiations with potential subtenants, and the location of the respective facilities.

The nature of the charges and credits in 2012 were as follows:

- *Facilities/excess assets* – The net restructuring charge of $12,000 during year 2012 pertained to operating expenses paid in the period in excess of the initial estimated accrual for our vacant office space in Redwood City.

The nature of the charges and credits in 2011 were as follows:

- *Facilities/excess assets* – During 2011 our net restructuring charge of $810,000 consisted of lease payments and operating expenses in the amount of $451,000 for our headquarters in Redwood City, a $202,000 charge for the re-evaluation of future sublease rental income on our vacant office space in Redwood City and a $157,000 charge for the estimated future operating expenses for our vacant office space in Redwood City. The remaining term of the lease for the vacant office space in Redwood City is less than one year, and because of the limited remaining lease term we have re-evaluated the likelihood of subleasing the vacant office space.

As of December 31, 2012, we have remaining lease obligations of approximately $1,908,000. As of December 31, 2012, we no longer have any restructuring accruals or any future payments related to restructuring accrual.

The following table summarizes the activity related to the restructuring plans and accounted for in accordance with ASC 420-10 (in thousands):

	Accrued Restructuring Costs, Beginning	Amounts Charged to Restructuring Costs and Other	Amounts Paid or Written Off	Accrued Restructuring Costs, Ending
Year Ended December 31, 2012:				
Lease cancellations and commitments	$ 450	$ 12	$ (462)	$ -
Year Ended December 31, 2011:				
Lease cancellations and commitments	$ 534	$ 810	$ (894)	$ 450

Note 8---Stockholders' Equity

Convertible Preferred Stock

As of December 31, 2012, there were no outstanding shares of convertible preferred stock. Our Board of Directors and our stockholders have authorized 1,000,000 shares of convertible preferred stock that are available for issuance.

Common Stock

As of December 31, 2012, we had reserved 395,935 common shares for future issuance upon the exercise of stock options.

Activity in our stock option plans is as follows (in thousands, except per share amount and years):

	Year Ended December 31, 2012			
	Options (000's)	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at beginning of period	513	$ 20.01		
Granted	62	$ 15.60		
Exercised	(100)	$ 17.65		$ 1,771
Forfeited	(62)	$ 11.97		
Expired	(47)	$ 70.00		
Outstanding at end of period	366	$ 14.87	7.79	$ 17
Options exercisable at end of period	144	$ 21.38	6.25	$ -
Options vested and expected to vest at end of period	308	$ 15.69	7.59	$ 11

The weighted-average fair market value per share of options granted under our stock option plans during fiscal 2012 and 2011 was $10.37 and $6.42, respectively.

We granted 5,798 shares of restricted stock to the non-employee members of our Board of Directors in June 2012, and recorded a stock-based compensation expense of $50,000. We granted 2,615 shares of restricted stock to the non-employee members of our Board of Directors in 2011, and recorded a stock-based compensation expense of $43,000. The restricted stock will vest over a one-year period measured from the date of the annual meeting of stockholders with one quarter of the shares included in such Director Grant vesting on each of the dates that are three months, six months, nine months and twelve months from the annual meeting, so long as each board member continues to serve as a member of our board of directors on such vesting date.

As of December 31, 2012, total unrecognized compensation cost related to unvested stock options was $1,500,000, which is expected to be recognized over the remaining weighted-average vesting periods of 1.41 years. During the year ended December 31, 2012 and 2011, we have received cash of $2,167,000 and $350,000, respectively from the exercise of stock options and employee stock purchases.

Note 9---Geographic, Segment and Significant Customer Information

We operate in one segment: electronic business solutions. Our reportable segment includes our facilities in North and South America (Americas), Europe and Asia Pacific and the Middle East (Asia/Pacific). Our chief operating decision maker is considered to be the CEO. The CEO reviews financial information presented on a consolidated basis accompanied by disaggregated information about revenues by geographic region and by product for purposes of making operating decisions and assessing financial performance. The disaggregated revenue information reviewed by the CEO is as follows (in thousands):

	Years Ended December 31,	
	2012	2011
Software licenses	$ 5,160	$ 5,489
Consulting services	2,846	3,423
Maintenance	7,120	8,642
Total revenues	$ 15,126	$ 17,554

We sell our products and provide global services through a direct sales force and through a channel of independent distributors, value-added resellers ("VARs") and Application Service Providers ("ASPs"). In addition, the sales of our products are promoted through independent professional consulting organizations known as systems integrators ("SIs"). We provide global services through our BroadVision Global Services organization and indirectly through distributors, VARs, ASPs, and SIs. We currently operate in three primary geographical territories.

Disaggregated financial information regarding our product and service revenues by geographic region is as follows (in thousands):

	Years Ended December 31,	
	2012	2011
Americas	$ 6,425	$ 6,820
Europe	5,383	6,283
Asia/Pacific	3,318	4,451
Total revenues	$ 15,126	$ 17,554

In 2012, license sales through independent distributors, VARs, ASPs, and SIs became significant. Although it was immaterial in the Americas and Europe, license sales via these channels accounted for 56% in Asia Pacific in 2012.

The following represents property and equipment (long-lived assets) by geographic region (in thousands):

	December 31,	
	2012	2011
Americas	$ 181	$ 43
Europe	6	7
Asia/Pacific	119	93
Total long-lived assets	$ 306	$ 143

Note 10---Related Party Transactions

On November 14, 2008, BroadVision (Delaware) LLC, a Delaware limited liability company ("BVD"), which was then our wholly owned subsidiary, entered into a Share Purchase Agreement with CHRM LLC, a Delaware limited liability company, that is controlled by Dr. Pehong Chen, our CEO and largest stockholder. We and CHRM LLC then entered into an Amended and Restated Operating Agreement of BroadVision (Delaware) LLC dated as of November 14, 2008 (the "BVD Operating Agreement"). Under these agreements, CHRM LLC received, in exchange for the assignment of certain intellectual property rights, 20 Class B Shares of BVD, representing the right to receive 20% of any "net profit" from a "capital transaction" (as such terms are defined in the BVD Operating Agreement) of BroadVision (Barbados) Limited ("BVB"), an entity wholly owned by BVD. A "capital transaction" under that agreement is any merger or sale of substantially all of the assets of BVB as a result of which the members of BVB will no longer have an interest in BVB or the assets of BVB will be distributed to its members. BVB is the sole owner of BroadVision On Demand, a Chinese entity ("BVOD"). We have invested approximately $6.6 million in BVOD (directly and through BVD and BVB) to date and expect to continue to make additional investments in BVOD of approximately $400,000 per quarter for the foreseeable future.

In 2012, we executed a renewal contract with a third party of which Dr. Pehong Chen, our CEO and largest stockholder, is a board member. The total renewal license value associated with that contract is $152,000. In 2011, we executed a renewal contract with the same customer with an associated value of $123,000. We recognized $143,000 and $119,000 of license revenue for the fiscal year 2012 and 2011, respectively.

Note 11---Employee Benefit Plan

We provide for a defined contribution employee retirement plan in accordance with section 401(k) of the Internal Revenue Code. Eligible employees are entitled to contribute up to 50% of their annual compensation, subject to certain limitations. The Plan allows for discretionary contributions by us. As of July 1, 2011, we started a discretionary matching contribution. The amount is equal to a percentage determined annually by our management for the contribution period. Employees will be eligible for the match after 12 months of service and after completing 1,000 hours of work during the plan year. Employees must be employed on the last business day of the plan year to be eligible for the match. We accrued $105,000 for the year ended December 31, 2012, all of which has been funded as of January 31, 2013.

Note 12--Proceeds from Sale of Cost Method Investment

In August 2010, a third party acquired a company in which we held an equity stake and distributed $1.3 million to us in connection with the closing of the acquisition. We had fully written off the investment to other expenses in 2002 due to an other-than-temporary decline in the fair market value at that time. Additional sale proceeds were placed in an escrow account for up to two years, subject to certain contingencies. In August 2012, we received an additional $0.8 million distribution from the escrow account, as a final distribution relating to this sale. We recorded these proceeds from this written off cost method investment as other income (expense), net on our Consolidated Statements of Comprehensive Loss.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A. *CONTROLS AND PROCEDURES*

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control system is designed to provide reasonable assurance regarding the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations and can provide only reasonable assurance that the objectives of the internal control system are met.

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting, based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation, we concluded that our internal control over financial reporting was effective as of December 31, 2012.

Evaluation of Disclosure Controls and Procedures

An evaluation as of December 31, 2012 was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the Exchange Act)). Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2011 to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and is accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated any changes in our internal control over financial reporting that occurred during the year ended December 31, 2012, and has concluded that there was no change during such year that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management's report in this annual report. Management's report shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

As a result of being a smaller reporting company, we are not required to provide an attestation report of our registered public accounting firm regarding our internal control over financial reporting. We have elected to not include such an attestation report in this annual report, which election was approved by the Audit Committee of our Board of Directors.

ITEM 9B. *OTHER INFORMATION*

None.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The information required by this Item is incorporated by reference to sections of our Definitive Proxy Statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A in connection with the Annual Meeting of Stockholders to be held in June 2013 (the Proxy Statement) under the sections captioned "Proposal 1 -- Election of Directors", "Executive Compensation", "Information about the Board of Directors -- Code of Business Ethics and Conduct", "Board Committees and Meetings" and "Section 16(a) Beneficial Ownership Reporting Compliance".

ITEM 11. *EXECUTIVE COMPENSATION*

The information required by this Item is incorporated by reference to the Proxy Statement under the sections captioned "Executive Compensation" and "Overview of Director Compensation and Procedures".

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information required by this Item is incorporated by reference to the Proxy Statement under the sections captioned "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information".

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The information required by this Item is incorporated by reference to the Proxy Statement under the sections captioned "Certain Relationships and Related Party Transactions" and "Information about the Board of Directors".

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

The information required by this Item is incorporated by reference to the Proxy Statement under the section captioned "Principal Accountant Fees and Services".

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) The following documents are filed as a part of this Report.

1. *Consolidated Financial Statements.* The following Consolidated Financial Statements are included at Part II, Item 8, of this Annual Report on Form 10-K

Reports of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of December 31, 2012 and 2011
Consolidated Statements of Comprehensive Loss for the years ended December 31, 2012 and 2011
Consolidated Statements of Stockholders' Equity for the years ended December 31, 2012 and 2011
Consolidated Statements of Cash Flows for the years ended December 31, 2012 and 2011
Notes to Consolidated Financial Statements

2. *Financial Statement Schedule.* Attached to this Annual Report on Form 10-K.
Schedule II---Valuation and Qualifying Accounts

3. *Exhibits.* The exhibits listed on the accompanying Index to Exhibits immediately following the consolidated financial statement schedule are filed as part of, or incorporated by reference into, this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Redwood City, State of California, on this 15th day of March 2013.

BROADVISION, INC.

By: /s/ *PEHONG CHEN*
Pehong Chen
Chairman of the Board, President, and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Pehong Chen to sign any amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that the said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Pehong Chen Pehong Chen	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	March 15, 2013
/s/ Shin-Yuan Tzou Shin-Yuan Tzou	Chief Financial Officer (Principal Financial and Accounting Officer)	March 15, 2013
/s/ Francois Stieger Francois Stieger	Director	March 15, 2013
/s/ James D. Dixon James D. Dixon	Director	March 15, 2013
/s/ Robert Lee Robert Lee	Director	March 15, 2013

BROADVISION, INC. AND SUBSIDIARIES
SCHEDULE II---VALUATION AND QUALIFYING ACCOUNTS
(In thousands)

	Balance at Beginning of Period	Charged (Credited) to Costs and Expenses	Deductions(1)	Balance at End of Period
Receivable reserves:				
Year Ended December 31, 2012	$ 109	$ 31	$ -	$ 140
Year Ended December 31, 2011	$ 78	$ 31	$ -	$ 109

(1) Represents net charge-offs of specific receivables.

BROADVISION, INC. ANNUAL REPORT ON FORM 10-K DECEMBER 31, 2012

INDEX TO EXHIBITS

Exhibit	Description
3.1(1)	Amended and Restated Certificate of Incorporation.
3.2(17)	Certificate of Amendment of Certificate of Incorporation.
3.3(6)	Certificate of Amendment of Certificate of Incorporation.
3.4(13)	Amended and Restated Bylaws.
4.1(1)	References are hereby made to Exhibits 3.1 to 3.4.
4.2(15)	Registration Rights Agreement, dated November 10, 2004, among the Company and certain investors listed on Exhibit A thereto.
4.3(21)	Registration Rights Agreement, dated March 8, 2006, between the Company and Honu Holdings LLC.
10.1(8)(a)	Equity Incentive Plan, as amended (the "2000 Equity Incentive Plan").
10.2(1)(a)	Form of Incentive Stock Option under the 2000 Equity Incentive Plan.
10.3(1)(a)	Form of Nonstatutory Stock Option under the 2000 Equity Incentive Plan.
10.4(1)(a)	Form of Nonstatutory Stock Option (Performance-Based) under 2000 Equity Incentive Plan.
10.5(2)(a)	1996 Employee Stock Purchase Plan, as amended.
10.6(1)(b)	Terms and Conditions, dated January 1, 1995, between the Company and IONA Technologies LTD.
10.7(5)	BroadVision, Inc. Severance Benefit Plan, as amended, effective October 21, 2009.
10.8(3)(a)	2000 Non-Officer Equity Incentive Plan, as amended.
10.9(4)(b)	Independent Software Vendor Agreement, effective January 1, 1998, between the Company and IONA Technologies, PLC, as amended.
10.10(7)	Form of Indemnity Agreement between the Company and each of its directors and executive officers.
10.11(9)	BroadVision, Inc. Change of Control Severance Benefit Plan, established effective May 22, 2003.
10.12(9)	BroadVision, Inc. Executive Severance Benefit Plan, established effective May 22, 2003.
10.13(10)	Assignment and Assumption of Master Lease, Partial Termination of Master Lease and Assignment and Assumption of Subleases, dated July 7, 2004, between Pacific Shores Investors, LLC and the Company.
10.14(10)	Triple Net Space Lease, dated as of July 7, 2004, between Pacific Shores Investors, LLC and the Company.
10.15(11)	Securities Purchase Agreement, dated as of November 10, 2004, by and among the Company and the investors listed on Exhibit A thereto.
10.16(19)	Agreement to Restructure Lease and To Assign Subleases, dated as of October 1, 2004, between VEF III Funding, LLC and the Company.
10.17(14)	Amendment No. 5 to IONA Independent Software Vendor Agreement, dated December 20, 2004, between IONA Technologies, Inc. and the Company.
10.18(12)	Debt Conversion Agreement, dated as of December 20, 2005, between the Company and Honu Holdings, LLC.
10.19(16)	Sublease, dated as of December 21, 2006, between the Company and Dexterra, Inc.
10.20(18)	Share Purchase Agreement, dated November 14, 2008, between BroadVision (Delaware) LLC and CHRM LLC.
10.21(21)	Amended & Restated 2006 Equity Incentive Plan, as amended (the "Amended & Restated Plan").
10.22(22)(a)	2009 Employee Profit Sharing Plan.
10.23(23)	Form of Restricted Stock Bonus Agreement under the Amended and Restated Plan.
10.24(24)	Form of Option Grant Notice under the Amended and Restated Plan.
10.25(25)	Form of Stock Option Agreement under the Amended & Restated Plan.
10.26(26)	Sublease Termination and Release Agreement, dated June 10, 2009, by and between the Company and Dexterra, Inc.
10.27(27)	Lease Agreement, dated April 18, 2012, between the Company and VII PAC SHORES INVESTORS, L.L.C.
101.INS	XBRL Instance
101.SCH	XBRLTaxonomy Extension Schema
101.CAL	XBRLTaxonomy Extension Calculation
101.LAB	XBRLTaxonomy Extension Labels
101.PRE	XBRLTaxonomy Extension Presentations
101.DEF	XBRLTaxonomy Extension Definition
21.1	Subsidiaries of the Company.
23.1	Consent of OUM & Co. LLP, an independent registered public accounting firm.
24.1	Power of Attorney, pursuant to which amendments to this Annual Report on Form 10-K may be filed, is included on the signature pages hereto.
31.1	Certification of the Chief Executive Officer of the Company.
31.2	Certification of the Chief Financial Officer of the Company.
32.1	Certification of the Chief Executive Officer and Chief Financial Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(a) Represents a management contract or compensatory plan or arrangement.
(b) Confidential treatment requested.
(1) Incorporated by reference to the Company's Registration Statement on Form S-1 filed on April 19, 1996 as amended by Amendment No. 1 filed on May 9, 1996, Amendment No. 2 filed on May 29, 1996 and Amendment No. 3 filed on June 17, 1996 (File No. 333-03844).
(2) Incorporated by reference to the Company's Registration Statement on Form S-8 filed on August 29, 2007 (File No. 333-145764).
(3) Incorporated by reference to the Company's Registration Statement on Form S-8 filed on October 15, 2003 (File No. 333-109709).
(4) Incorporated by reference to the Company's Form 10-Q for the quarter ended June 30, 2001 filed on August 14, 2001 (File No. 000-28252).
(5) Incorporated by reference to the Company's Current Report on Form 8-K filed on October 27, 2009.
(6) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, filed on November 6, 2008.
(7) Incorporated by reference to the Company's Form 10-Q for the quarter ended September 30, 2002 filed on November 14, 2002 (File No. 000-28252).
(8) Incorporated by reference to the Company's Registration Statement on Form S-8 filed on August 1, 2002 (File No. 333-97521).
(9) Incorporated by reference to the Company's Form 10-Q for the quarter ended June 30, 2003 filed on August 14, 2003 (File No. 000-28252).
(10) Incorporated by reference to the Company's Current Report on Form 8-K filed on August 9, 2004 (File No. 000-28252).
(11) Incorporated by reference to the Company's Current Report on Form 8-K filed on November 10, 2004 (File No. 000-28252).
(12) Incorporated by reference to the Company's Current Report on Form 8-K filed on December 22, 2005 (File No. 000-28252).
(13) Incorporated by reference to the Company's Current Report on Form 8-K filed on October 16, 2008.
(14) Incorporated by reference to the Company's Current Report on Form 8-K filed on December 23, 2004 (File No. 000-28252).
(15) Incorporated by reference to the Company's Registration Statement on Form S-1 filed on December 17, 2004 (File No. 333-121430).
(16) Incorporated by reference to the Company's Current Report on Form 8-K filed on January 10, 2007 (File No. 000-28252).
(17) Incorporated by reference to the Company's Form 10-K for the fiscal year ended December 31, 2006 filed on March 27, 2007 (File No. 000-28252).
(18) Incorporated by reference to the Company's Current Report on Form 8-K filed on November 18, 2008.
(19) Incorporated by reference to the Company's Current Report on Form 8-K filed on November 19, 2004 (File No. 000-28252).
(20) Incorporated by reference to the Company's Form 10-K for the fiscal year ended December 31, 2005 filed on June 9, 2006 (File No. 000-28252).
(21) Incorporated by reference to the Company's Proxy Statement filed on March 17, 2009.
(22) Incorporated by reference to the Company's Current Report on Form 8-K filed on July 23, 2009.
(23) Incorporated by reference to the Company's Current Report on Form 8-K filed on March 30, 2007 (File No. 000-28252).
(24) Incorporated by reference to the Company's Registration Statement on Form S-8 filed on November 6, 2006 (File No. 333-138461).
(25) Incorporated by reference to the Company's Registration Statement on Form S-8 filed on May 8, 2009.
(26) Incorporated by reference to the Company's Current Report on Form 8-K filed on June 5, 2009.
(27) Incorporated by reference to the Company's Current Report on Form 8-K filed on April 18, 2012.